



2002

Lawrence Financial Holdings, Incorporated



Annual Report

President's Letter to the Shareholders

Although 2002 presented several challenges, we are pleased to report increases in both net income and net income per share over last year. As we have discussed in our reports throughout the year, we continue to work through the issues associated with elevated levels of delinquent loans, non-performing assets ("NPAs") and net charge-offs. The credit issues in our loan portfolios reflect the lingering impact from the closing, in 2000 and 2001, of three major employers in our market. Our communities lost over 2,000 manufacturing and health care jobs during this period. Local economic conditions have stabilized, but the national economic slowdown has slowed our market's recovery process. We believe that many of the delinquency issues we are facing today are the result of these economic conditions, which makes it difficult to project the point in time when loan performance will improve.

In the third quarter 2002 earnings release we stated that the delinquency trends indicated that current level of NPAs and charge-off activity may continue into the first quarter of 2003. We subsequently stated that we believe it is prudent to extend the projection for current delinquency trends to continue through at least the first six months of 2003.

Although asset quality issues required us to increase our provision for loan losses in 2002, the performance of the Company showed improvement from the previous year in many areas. On the positive side of the ledger, in 2002, the Company:

- grew revenue by increasing both net interest income and non-interest income;
- increased diluted earnings per share by 10% to $0.88 per share;
- increased net income by 5%;
- paid cash dividends to shareholders of $0.28; and
- improved average net interest margin to 4.00% compared to 3.59% for 2001.

In the first four months of 2002 the Company repurchased 94,000 shares, or approximately 12%, of it's own stock and on January 28, 2003, the Company announced a second stock repurchase program with an authorization from the Board of Directors to purchase up to an additional 55,000 shares, or approximately 8%, of outstanding shares. Our share repurchase programs are intended to enhance long-term shareholder value for those invested in Lawrence Financial.

The numbers behind the Company's financial performance are addressed at length within the text of the 2002 Annual Report. This information is important and we encourage you to take the time necessary to understand the Company's financial condition and results of operations. We also want each shareholder to understand the Company's operating mission and performance goal. Our mission is to provide the communities within our market with competitively priced financial services, delivered by a knowledgeable and professional staff, in a convenient and timely manner. Our goal is to provide enhanced shareholder value while maintaining a balance between growth, quality and profit.

For more information regarding your Company please attend the 2003 Annual Meeting of Shareholders to be held on Monday, May 12, 2003 in the Company's main office located at 311 South Fifth Street, Ironton, Ohio. The meeting will be in the Bank's Learning Center located in the basement of the office. We will begin the Annual Meeting at 4:30 PM. If you are unable to attend the Annual Meeting or wish more information in the interim please contact either myself or RobRoy Walters at (740) 532-0263.

Sincerely,

Jack L. Blair
President and Chief Executive Officer

Selected Financial Data
Lawrence Financial Holdings, Inc. and Subsidiaries

(Dollars in Thousands, except for ratios and per share data)

	2002	2001	2000	1999
Operating Data				
For the year ended:				
Total interest income	$ 8,746	$ 9,661	$ 8,236	$ 6,947
Total interest expense	3,748	5,305	4,930	4,058
Net interest income	4,998	4,356	3,306	2,889
Provision for loan losses	927	693	295	120
(Losses) gains on securities transactions	55	21	(157)	2
Other income	707	661	524	424
Other expense	3,956	3,532	2,783	2,402
Net income	606	576	422	543
Balance Sheet Data				
At year end:				
Total assets	$ 134,389	$ 135,277	$ 123,845	$ 102,952
Cash and cash equivalents	16,321	12,198	4,885	4,668
Securities available for sale, at fair value	14,192	11,046	6,431	12,241
Loans receivable - net	96,457	105,018	105,385	78,781
Total deposits	118,926	116,796	103,107	90,299
FHLB advances	-	2,000	5,000	4,500
Stockholder's equity	14,789	15,778	14,940	7,792
Significant Ratios				
Net income to:				
Average total assets	0.45%	0.44%	0.38%	0.54%
Average stockholder's equity	4.06	3.70	5.10	6.92
Average stockholder's equity to average total assets	11.08	11.88	7.42	7.76
Average net loans to average deposits	87.10	95.72	92.77	79.57
Per Share and Book Value Data				
At year end:				
Earnings				
Basic	$ 0.91	$ 0.80	$ (0.08) a.	N/A
Diluted	0.88	0.80	(0.08) a.	N/A
Cash dividend paid per share	0.28	0.07 b.	N/A	N/A
Weighted average shares outstanding				
Basic	663,893	725,697	775,827 a.	N/A
Diluted	685,689	723,319	775,827 a.	N/A
Book value at end of year	$ 20.97	$ 20.62	$ 19.26	N/A
Market price to book value	76.77%	70.08%	57.12%	N/A

a. Reflects the results of three calendar days of operation as a stock corporation: December 29-31, 2000.
b. Initial cash dividend paid by the Company in the fourth quarter of 2001.

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ________ to __________

Commission File Number: 0-31847

LAWRENCE FINANCIAL HOLDINGS, INC.

(Name of small business issuer in its charter)

Maryland (state or other jurisdiction of incorporation or organization)	**31-1724442** (IRS employer identification no.)
311 South Fifth Street, Ironton, Ohio (address of principal executive offices)	**45638** (zip code)

Issuer's telephone number, including area code: (740) 532-0263
Securities registered pursuant to Section 12(b) of the Act: **None**
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __x__ No ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-KSB or any amendment to this Form 10-KSB. __x__

The issuer's gross revenues for the fiscal year ended December 31, 2002 were $9,508,000.

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $12,556,113 based upon the average of the bid and asked price ($18.53 per share) as quoted on the OTC-Bulletin Board on February 28, 2003. Solely for purposes of this calculation, the shares held by the directors and officers of the registrant are deemed to be held by affiliates.

The number of shares outstanding of the registrant's common stock as of February 28, 2003 was 677,610.

Documents incorporated by reference: Portions of the proxy statement for the 2003 annual meeting of stockholders are incorporated by reference in Parts II and III, respectively, of this Form 10-KSB.

Transitional Small Business Disclosure Format (check one): Yes _______ No __X__

INDEX

Part I

Part II

Part III

This report contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on Lawrence Financial Holdings, Inc.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which Lawrence Financial Holding's, Inc. operates, as well as nationwide, Lawrence Financial Holdings, Inc.'s ability to control costs and expenses, competitive products and pricing, loan delinquency rates and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. Lawrence Financial Holdings, Inc. assumes no obligation to update any forward-looking statements.

PART I

Item 1. Description of Business

General

Lawrence Financial Holdings, Inc., headquartered in Ironton, Ohio, was organized as a Maryland business corporation in August 2000 to become the holding company for Lawrence Federal Savings Bank in connection with the conversion of Lawrence Federal from mutual to stock form of ownership. The conversion was completed on December 28, 2000. As a result of the conversion, Lawrence Federal is a wholly owned subsidiary of Lawrence Financial and all of the issued and outstanding capital stock of Lawrence Federal is owned by Lawrence Financial.

Lawrence Federal operates as a community-oriented financial institution, specializing in the acceptance of retail deposits from the general public in the areas surrounding its five full-service banking offices and using those funds, together with funds generated from operations and borrowings, to originate loans. The principal lending activity of Lawrence Federal is the origination of mortgage loans for the purpose of purchasing or refinancing one- to four-family residential property. Lawrence Federal also originates a variety of consumer loans and multi-family and commercial real estate loans. Lawrence Federal originates loans primarily for long-term investment purposes. Lawrence Federal's revenues are derived principally from the generation of interest and fees on loans originated and, to a lesser extent, interest and dividends on investments. Lawrence Federal's primary sources of funds are deposits, principal and interest payments on loans and investments and advances from the Federal Home Loan Bank of Cincinnati.

Market Area

Lawrence Federal conducts business in southern Ohio from five full-service offices. Lawrence Federal's main office is in Ironton, Ohio. Ironton is in Lawrence County, which is the southernmost county in Ohio. Located on the Ohio River in the heart of the tri-state area of Ohio, Kentucky and West Virginia, Ironton is the county seat of Lawrence County. Four of Lawrence Federal's branch offices are also in Lawrence County and the fifth is in adjacent Scioto County. Lawrence and Scioto Counties, Ohio constitute

Lawrence Federal's primary market area. Lawrence Federal also serves depositors and borrowers in Greenup and Boyd Counties, Kentucky and Cabell and Wayne Counties, West Virginia.

Lawrence Federal's market area is predominantly rural. The largest employment sectors in this area are services, wholesale retail sales and manufacturing. Lawrence Federal's market area has a lower per capita median household income when compared to Ohio and the United States. While the economy in Lawrence County has been stable over the last year and a half, plant closings in 2000 and 2001 have resulted in job losses. Over the past several years, unemployment in Lawrence County has been greater than the state and national rate.

Competition

Lawrence Federal faces intense competition for the attraction of deposits and origination of loans in its market area. Its most direct competition for deposits has historically come from the several financial institutions operating in Lawrence Federal's market area and, to a lesser extent, from other financial service companies, such as brokerage firms, credit unions and insurance companies. Lawrence Federal's competition for loans comes primarily from financial institutions in its market area, and to a lesser extent from other financial service providers, such as mortgage companies and mortgage brokers. Additionally, competition for loans may increase due to the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies. Lawrence Federal expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Some of the institutions with which Lawrence Federal competes are significantly larger than Lawrence Federal and, therefore, have significantly greater resources. Due to its relatively small size, Lawrence Federal has fewer resources to devote to marketing and is less able to take advantage of technological advancements. Competition for deposits and the origination of loans could limit Lawrence Federal's growth in the future.

Lending Activities

General. Lawrence Federal's loan portfolio primarily consists of one- to four-family mortgage loans, a variety of consumer loans and mobile home loans. To a lesser degree, Lawrence Federal's loan portfolio includes multi-family and commercial real estate loans.

Lawrence Federal's loans are subject to federal laws and regulations. Interest rates charged by Lawrence Federal on loans are affected principally by Lawrence Federal's current asset/liability strategy, the demand for various types of loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by general and economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

Loan Portfolio Analysis. The following table presents the composition of Lawrence Federal's loan portfolio at the dates indicated. Lawrence Federal had no concentration of loans exceeding 10% of total loans receivable other than as disclosed below.

	At December 31,			
	2002		2001	
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)			
Real estate loans:				
One- to four-family	$43,967	46.3	$46,423	45.7
Multi-family and commercial	10,166	10.7	9,537	8.6
Total real estate loans	54,133	57.0	55,960	54.3
Consumer loans:				
Automobile	18,742	19.7	21,476	20.8
Other	6,857	7.2	8,744	8.5
Total consumer loans	25,599	26.9	30,220	29.3
Mobile home loans	15,193	16.1	16,904	16.4
Total loans	94,925	100.0	103,084	100.0
Less:				
Net deferred loan origination costs	2,643		3,166	
Allowance for loan losses	(1,111)		(1,232)	
Total loans, net	$96,457		$105,018	

The following table presents certain information at December 31, 2002 regarding the dollar amount of loans maturing in Lawrence Federal's portfolio based on their contractual terms to maturity or scheduled amortization, but does not include potential prepayments. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as becoming due in one year or less. Loan balances do not include undisbursed loan proceeds, net deferred loan origination costs and allowance for loan losses.

	At December 31, 2002			
	One- to Four-Family	Multi-Family and Commercial Real Estate	Consumer & Mobile Home	Total Loans
	(In thousands)			
Amounts due in:				
One year or less	$365	$134	$1,135	$1,634
After one year:				
More than one year to three years	81	--	6,753	6,834
More than three years to five years	162	146	12,382	12,690
More than five years to 10 years	4,535	952	5,320	10,807
More than 10 years to 15 years	10,685	2,180	7,566	20,431
More than 15 years	28,139	6,754	7,636	42,529
Total amount due	$43,967	$10,166	$40,792	$94,925

Scheduled contractual principal repayments of loans do not reflect the actual life of the loans. The average life of a loan is substantially less than its contractual term because of prepayments. In addition, due-on-sale clauses on loans generally give Lawrence Federal the right to declare loans immediately due and payable if, among other things, the borrower sells the real property with the mortgage and the loan is not repaid. The average life of a mortgage loan tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, tends to decrease when rates on existing mortgage loans are substantially higher than current mortgage loan market rates.

The following table sets forth, at December 31, 2002, the dollar amount of loans contractually due after December 31, 2003, and whether such loans have fixed interest rates or adjustable interest rates.

	Due After December 31, 2003		
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$29,916	$13,686	$43,602
Multi-family and commercial	5,975	3,206	9,181
Other	104	747	851
Total real estate loans	35,995	17,639	53,634
Consumer and mobile home loans	36,030	3,627	39,657
Total loans	$72,025	$21,266	$93,291

One- to Four-Family Real Estate Loans. Lawrence Federal's primary lending activity is the origination of loans secured by one- to four-family residences located in its market area. Lawrence Federal offers one-year adjustable-rate mortgage loans and fixed-rate mortgage loans. Historically, Lawrence Federal has found that borrowers in its market area have a preference for fixed-rate mortgage loans. At December 31, 2002, approximately 65% of Lawrence Federal's residential mortgage loans had fixed interest rates and 35% had adjustable interest rates.

Lawrence Federal offers fixed-rate loans with terms up to 20 years, although most loans have terms of 20 years or less. Lawrence Federal's adjustable-rate mortgage loans are based on an amortization schedule of up to 30 years. The loan fees charged, interest rates and other provisions of Lawrence Federal's mortgage loans are determined by Lawrence Federal on the basis of its own pricing criteria and market conditions. Interest rates and payments on Lawrence Federal's adjustable-rate mortgage loans are adjusted annually based on the Federal Housing Finance Board's national average mortgage contract rate for major lenders on the purchase of previously occupied homes. The maximum amount by which the interest rate may be increased or decreased on Lawrence Federal's adjustable-rate mortgage loans is generally 1% per year and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan. Lawrence Federal qualifies the borrower based on the borrower's ability to repay the loan based on the current index rate plus the applicable margin. Lawrence Federal's adjustable-rate mortgage loans typically include a prepayment penalty if the loan is paid off within three years. The terms and conditions of the adjustable-rate mortgage loans offered by Lawrence Federal, including the index for interest rates, may vary from time to time.

Lawrence Federal occasionally makes loans to individuals for the construction of their principal residence. These loans are structured as permanent mortgage loans. Upon the closing of the loan, the proceeds are disbursed into an escrow account at Lawrence Federal. Funds are disbursed from the escrow as the house is built following review of the construction project by an independent inspector.

Adjustable-rate mortgage loans help reduce Lawrence Federal's exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs due to changed rates to be paid by the borrower. During periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase as a result of repricing and the increased payments required by the borrower. In addition, although adjustable-rate mortgage loans help make Lawrence Federal's asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits. Because of these considerations, yields on adjustable-rate mortgage loans may not be sufficient to offset increases in Lawrence Federal's cost of funds during periods of rising interest rates.

Multi-family and Commercial Real Estate Loans. Lawrence Federal originates both fixed- and adjustable-rate mortgage loans for the acquisition and refinancing of multi-family and commercial real estate properties. In addition, Lawrence Federal occasionally participates in commercial real estate loans with other financial institutions in its market area. Nearly all of the properties securing Lawrence Federal's multi- family and commercial real estate loans are located in Lawrence Federal's market area.

Most of the multi-family loans and commercial real estate loans originated by Lawrence Federal are fully amortizing loans with a term of ten years. Generally, the maximum loan-to-value ratio for a multi-family or commercial real estate loan is 70%. Lawrence Federal requires written appraisals prepared by an approved independent appraiser of all properties securing multi-family or commercial real estate loans.

At December 31, 2002, Lawrence Federal's commercial real estate loans were secured by a variety of properties, including retail and small office properties, hotels and churches. At December 31, 2002, Lawrence Federal's largest commercial real estate loan had an outstanding balance of $633,000. The loan is secured by a real estate mortgage and personal guarantees. At December 31, 2002, this loan was performing according to its original terms.

Multi-family and commercial real estate lending affords Lawrence Federal an opportunity to receive interest at rates higher than those generally available from one- to four-family residential lending. However, loans secured by these properties usually are greater in amount and are more difficult to evaluate and monitor and, therefore, involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by income producing properties are often dependent on the successful operation and management of the properties, repayment of these loans may be affected by adverse conditions in the real estate market or the economy. Lawrence Federal seeks to minimize these risks by generally limiting the maximum loan-to-value ratio to 70% for multi-family and commercial real estate loans and by strictly scrutinizing the financial condition of the borrower, the cash flow of the project, the quality of the collateral and the management of the property securing the loan. Lawrence Federal also attempts to minimize credit risk by lending almost solely on local properties to businesses with which Lawrence Federal is familiar. Lawrence Federal also generally obtains personal loan guarantees from financially capable parties.

Mobile Home Loans. Since 1976, Lawrence Federal has originated mobile home loans through Lanco Services, Inc., a company that specializes in mobile home lending. Increasing delinquency trends and an overall decline in the market for the resale of used mobile homes lead Lawrence Federal to cease originating direct and indirect mobile home loans in April, 2002. Except for the few loans that were in-process during April, and the refinancing of distressed units to qualified borrowers, Lawrence Federal did not originate mobile home loans in the last eight months of 2002. There are currently no plans to restart the mobile home lending program in 2003.

Prior to April, 2002 Lanco Services assembled the required loan documents and provided them to Lawrence Federal for review. Lawrence Federal had the opportunity to accept or reject each loan.

Lawrence Federal generally financed up to a maximum of 95% of the purchase price of new mobile home units and up to a maximum of 80% of the market value of used mobile home units. Lawrence Federal required that the borrower surrender the title to the mobile home unit during the term of the loan and also required homeowner's insurance on the unit at least equal to the amount financed. Lawrence Federal's mobile home loans, which were made to borrowers in Kentucky, Ohio and Indiana, have terms ranging from five to 20 years and have either fixed or adjustable interest rates. At December 31, 2002, Lawrence Federal had 698 mobile home loans, the average size of which was $24,609.

Mobile home lending generally entails greater risk than traditional residential mortgage lending. Loans secured by mobile homes involve more credit risk than mortgage loans because of the type and nature of the collateral, which depreciates over time, and because mobile home borrowers tend to have lower incomes than Lawrence Federal's residential mortgage borrowers. In many cases, any repossessed collateral for a defaulted mobile home loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation or improper repair and maintenance of the underlying asset. When Lawrence Federal stopped originating mobile home loans in April, 2002 it increased the staff of the collection area and changed the role of Lanco Services in the collection process. Lanco Services continues to provide valuable assistance with collection efforts but Lawrence Federal's collection area has assumed the lead in the collection process. The expansion of the internal collection process and a more aggressive approach to pursuing repayment of delinquencies related to the mobile home portfolio have generated additional expenses to Lawrence Federal including, but not limited to, salaries and benefits, legal fees, and expenses related to the relocation and sale of a distressed unit.

Consumer Loans. Lawrence Federal offers a variety of consumer loans, including automobile loans, other secured loans, home equity credit lines, second mortgage loans, and unsecured personal loans. Lawrence Federal sold its credit card portfolio in November 2002.

Lawrence Federal offers fixed-rate automobile loans with terms of up to 72 months. Loan-to-value ratios and maximum loan terms vary depending on the age of the vehicle. Lawrence Federal originates automobile loans through approximately 15 automobile dealers in southern Ohio, western West Virginia and northeastern Kentucky. These dealers provide Lawrence Federal applications to finance new and used vehicles sold by their dealerships. Lawrence Federal has the opportunity to accept or reject each loan. Generally, Lawrence Federal makes automobile loans only to borrowers who have higher credit ratings. Lawrence Federal does not make automobile loans that would be considered "sub-prime." Lawrence Federal pays a fee to the automobile dealer based on the interest rate on the loan. This fee, or dealer reserve, is deposited into an account at Lawrence Federal and paid to the dealer monthly. If a loan is paid off or charged off within a specified time period, Lawrence Federal is credited with a portion of the dealer reserve, which it may withhold from the dealer's account or credit against future payments to the dealer. At December 31, 2002, Lawrence Federal held $14.5 million of indirect auto loans.

Lawrence Federal also originates consumer loans secured by boats, motorcycles, campers, motor homes and other recreational vehicles. These loans have fixed interest rates and terms of up to five years. At December 31, 2002, Lawrence Federal had $7.9 million of such loans.

Lawrence Federal offers home equity lines of credit and second mortgage loans. At December 31, 2002, these loans totaled $1.7 million. The underwriting standards applicable to these loans generally are the same as for one- to four-family first mortgage loans, except that the combined loan-to-value ratio, including the balance of the first mortgage, cannot exceed 89% of the appraised value of the property.

Lawrence Federal makes unsecured personal loans in amounts generally not in excess of $10,000. Lawrence Federal also provides overdraft protection on checking accounts. At December 31, 2002, unsecured loans totaled $709,000.

Lawrence Federal believes that it will benefit from the higher yields earned on consumer loans and that the shorter duration of consumer loans will improve Lawrence Federal's interest rate risk position. However, consumer loans entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Lawrence Federal expects that it will increase its allowance for loan losses as its consumer loan portfolio grows by charging a provision for loan losses against income.

Loans to One Borrower. The maximum amount that Lawrence Federal may lend to one borrower is limited by regulation. At December 31, 2002, Lawrence Federal's regulatory limit on loans to one borrower was $1.95 million. At that date, Lawrence Federal's largest amount of loans to one borrower, including the borrower's related interests, was approximately $1.1 million and consisted of commercial and residential real estate loans. These loans were performing according to their original terms at December 31, 2002.

Loan Originations, Purchases and Sales. Lawrence Federal's lending activities are conducted by its employees operating through Lawrence Federal's offices. Except in connection with its indirect automobile lending, Lawrence Federal relies on advertising, referrals from realtors and customers, and personal contact by Lawrence Federal's staff to generate loan originations. Lawrence Federal occasionally purchases participation interests in commercial mortgage loans through other financial institutions in its market area. Lawrence Federal's ability to originate adjustable-rate and fixed-rate loans is dependent upon the relative customer demand for such loans, which is affected by the current and expected future level of interest rates.

The following table presents activity in the loan portfolio during the periods indicated.

	Year Ended December 31,	
	2002	**2001**
	(In thousands)	
Loans at beginning of period	$103,084	$103,035
Originations:		
Real estate loans:		
One- to four-family	10,981	10,373
Multi-family and commercial	4,182	3,426
Total real estate loans	15,163	13,799
Consumer:		
Automobile	7,976	13,754
Other	7,516	6,324
Mobile home	2,183	4,137
Total loans originated	32,838	38,014
Participation loans purchased	1,950	—
Deduct:		
Principal loan repayments and prepayments	40,801	37,965
Transfers to REO	196	—
Sub-total	40,997	37,965
Net loan activity	(8,159)	49
Loans at end of period	$94,925	$103,084

Nonperforming Assets and Delinquencies. The following table presents information with respect to Lawrence Federal's nonperforming assets at the dates indicated.

	At December 31,	
	2002	2001
	(Dollars in thousands)	
Accruing loans past due 90 days or more:		
One- to four-family real estate	$225	$ --
Multi-family and commercial real estate	5	--
Automobile	11	174
Other consumer	210	53
Mobile home	960	291
Total	1,411	518
Nonaccruing loans:		
One- to four-family real estate	239	160
Multi-family and commercial real estate	--	--
Automobile	102	131
Other consumer	10	32
Mobile home	180	429
Total	531	752
Real estate owned (REO)	151	31
Other repossessed assets	--	--
Total nonperforming assets	2,093	1,301
Troubled debt restructurings	--	--
Troubled debt restructurings and total nonperforming assets	$2,093	$1,301
Total nonperforming loans and troubled debt restructurings as a percentage of total loans	2.20%	1.20%
Total nonperforming assets and troubled debt restructurings as a percentage of total assets	1.56%	0.95%

Interest income that would have been recorded for the year ended December 31, 2002 had nonaccruing loans been current according to their original terms amounted to approximately $12,000. No interest related to these loans was included in interest income for the year ended December 31, 2002.

Lawrence Federal ceases accruing interest on loans when principal or interest payments are delinquent 120 days or more unless the loan is adequately collateralized and in the process of collection. Once the accrual of interest on a loan is discontinued, all interest previously accrued is reversed against current period interest income once management determines that interest is uncollectible.

The following table sets forth the delinquencies in Lawrence Federal's loan portfolio as of the dates indicated.

	At December 31, 2002				At December 31, 2001			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)							
Real estate loans:								
One- to four-family ..	16	$695	8	$464	13	$395	6	$160
Multi-family and commercial	1	167	--	--	1	225	--	--
Other	--	--	--	--	--	--	--	--
Consumer loans:								
Automobile	13	110	29	274	14	167	29	305
Other	6	12	15	62	29	82	27	85
Mobile home loans	18	416	54	1,170	25	537	33	720
Total	54	$1,400	106	$1,970	82	$1,406	95	$1,270
Delinquent loans to total gross loans		1.44%		2.02%		1.32%		1.20%

Real Estate Owned. Real estate acquired by Lawrence Federal as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid principal balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value after acquisition of the property result in charges against income. At December 31, 2002, Lawrence Federal had $151,000 in real estate owned.

Asset Classification. Federal banking regulators have adopted various regulations and practices regarding problem assets of savings institutions. Under such regulations, examiners have authority to identify problem assets during examinations and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover probable losses related to assets classified substandard or doubtful can be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated "special mention." Lawrence Federal monitors "special mention" assets.

Allowance for Loan Losses. In originating loans, Lawrence Federal recognizes that losses will be experienced on loans and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. Lawrence Federal maintains an allowance for loan losses to absorb losses incurred in the loan portfolio. The allowance for loan losses represents management's estimate of probable and incurred losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management's evaluation of the collectibility of the loan portfolio, including past loan loss experience, probable and estimable losses, information about specific borrower situations and estimated collateral values, economic conditions and other factors.

The loan portfolio and other credit exposures are regularly reviewed by management to evaluate the adequacy of the allowance for loan losses. The methodology for assessing the appropriateness of the allowance includes comparison to actual losses, peer group comparisons, industry data and economic conditions. In addition, the regulatory agencies, as an integral part of their examination process, periodically review Lawrence Federal's allowance for loan losses. Such agencies may require Lawrence Federal to make additional provisions for estimated losses based upon judgments different from those of management.

In connection with assessing the allowance, loss factors are applied to various pools of outstanding loans. Lawrence Federal segregates the loan portfolio according to risk characteristics (*i.e.*, mortgage loans, consumer). Loss factors are derived using Lawrence Federal's historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. In addition, management assesses the allowance using factors that cannot be associated with specific credit or loan categories. These factors include management's subjective evaluation of local and national economic and business conditions, portfolio concentration and changes in the character and size of the loan portfolio.

To facilitate long-term improvement to the quality of the Bank's loan portfolios, the Bank's loan review and collection processes have been enhanced by: the addition of an experienced collection officer in October, 2001; the reorganization of the collection area of the Bank in the first quarter of 2002; and the addition of a Loan Review Officer in the second quarter of 2002. In addition to these improvements the Bank has hired an experienced Certified Public Accountant to implement a full time internal audit department within the Company. The individual charged with this responsibility started with the Bank late in the second quarter of 2002. Management believes that these changes have already served to improve the quality of the information used to analyze the credit risk contained on the balance sheet and the adequacy of the Bank's allowance for loan losses. The Bank also believes that these recent investments in personnel will better position the Company for future growth.

At December 31, 2002, Lawrence Federal's allowance for loan losses represented 1.14% of total gross loans and 53.08% of nonperforming loans. Non-performing assets were $2.1 million at December 31, 2002, an increase of $792,000, or 61%, compared to December 31, 2001. The increase in non-performing indirect mobile home loans accounted for $420,000, or 53%, of the aforementioned increase in total non-performing assets. During the last half of 2001 and continuing through 2002 a gradual increase in the volume of non-performing indirect mobile home loans occurred. At year end 2002 the volume of indirect mobile home loans 90 to 119 days delinquent increased by $312,000, from $131,000 at September 30, 2002 to $443,000 at December 31, 2002. Historically, significant increases have occurred during the months of November, December and January due to the holiday season. These historic increases in delinquency have also been followed by reductions in delinquency volumes occurring in February, March and April.

Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may likely be necessary and results of operations could be adversely affected. Furthermore, while Lawrence Federal believes it has established its existing allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing Lawrence Federal's loan portfolio, will not request Lawrence Federal to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect Lawrence Federal's financial condition and results of operations.

Management continues to monitor closely the risk characteristics of the loan portfolio, local economic conditions and, as stated earlier, will consider these factors when evaluating the appropriate amount of provision and allowance for loan losses. Management believes the company to be adequately reserved at December 31, 2002.

The following table represents an analysis of Lawrence Federal's allowance for loan losses. When comparing fiscal year 2002 to 2001 an increase in charged-off loans occurred in all three loan categories, with the largest increase, $644,000, occurring in charge-offs related to indirect mobile homes. Lawrence Federal increased provision for loan loss expense in 2001 and again in 2002 to keep pace with current and projected charge-off experiences. Total provision for loan losses taken in years 2001 and 2002 was $1.6 million and total net charge-offs taken during the same two year period equaled $1.3 million. The result is a net increase in allowance for loan losses of $336,000 from January 01, 2001 to December 31, 2002.

The following table presents an analysis of Lawrence Federal's allowance for loan losses.

	Year Ended December 31,	
	2002	2001
	(Dollars in Thousands)	
Allowance for loan losses, beginning of year	$1,232	$775
Charged-off loans:		
Real estate	(79)	(31)
Consumer	(383)	(219)
Mobile home	(644)	--
Total charged-off loans	(1,106)	(250)
Recoveries on loans previously charged off:		
Real estate	--	--
Consumer	24	14
Mobile home	34	--
Total recoveries	58	14
Net loans charged-off	(1,048)	(236)
Provision for loan losses	927	693
Allowance for loan losses, end of period	$1,111	$1,232
Net loans charged-off to average loans	1.10%	0.22%
Allowance for loan losses to total loans	1.14%	1.16%
Allowance for loan losses to nonperforming loans and troubled debt restructuring	53.08%	96.93%

The following table presents the approximate allocation of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not indicative of future losses and does not restrict the use of any of the allowance to absorb losses in any category.

	At December 31,					
	2002			2001		
	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Real estate	$120	10.8	57.1	$249	20.2	54.3
Consumer	362	32.6	26.9	311	25.2	29.3
Mobile home	629	56.6	16.0	672	54.6	16.4
Unallocated	--	--	N/A	--	--	N/A
Total allowance for loan losses	$1,111	100.0		$1,232	100.0	

Investment Activities

Under federal law, Lawrence Federal has authority to invest in various types of liquid assets, including U.S. Government obligations, securities of various federal agencies and of state and municipal governments, deposits at the Federal Home Loan Bank of Cincinnati and certificates of deposit of federally insured institutions. Within certain regulatory limits, Lawrence Federal may also invest a portion of its assets in corporate securities, including non-mortgage, asset-backed instruments. Savings institutions like Lawrence Federal are also required to maintain an investment in Federal Home Loan Bank of Cincinnati stock. Lawrence Federal is required under federal regulations to maintain a minimum amount of liquid assets.

The primary objectives of Lawrence Federal's investment portfolio are to provide a source of liquidity sufficient to meet regulatory and operating requirements, provide an alternative source of income through interest and dividends, improve Lawrence Federal's interest rate risk position, diversify Lawrence Federal's assets and provide collateral for pledging. Investment decisions are made in accordance with Lawrence Federal's investment policy and are based upon the quality of a particular investment, its inherent risks, the composition of the balance sheet, market expectations, Lawrence Federal's liquidity, income and collateral needs and how the investment fits within Lawrence Federal's interest rate risk strategy.

The investment portfolio consists primarily of debt issues. It is the current practice of Lawrence Federal to invest in debt securities with maturities of twenty years or less issued by the United States Treasury, United States government agencies, or state and municipal governments. All of the securities in the portfolio carry market risk, insofar as increases in market interest rates may cause a decrease in market value.

Generally accepted accounting principles require that securities be categorized as either "held-to-maturity," "trading securities" or "available-for-sale," based on management's intent as to the ultimate disposition of each security. Debt securities may be classified as "held-to-maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held-to-maturity." Debt and equity securities held for current resale are classified as "trading securities." These securities are reported at fair value, and unrealized gains and losses on the securities would be included in earnings. Lawrence Federal does not currently use or maintain a trading account. Debt and equity securities not classified as either "held-to-maturity" or "trading securities" are classified as "available-for-sale." These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of equity. Lawrence Federal currently classifies all of its securities as available-for-sale.

At December 31, 2002, Lawrence Federal did not own any securities, other than U.S. Government, agency securities and state or municipal government, that had an aggregate book value in excess of 10% of Lawrence Federal's retained earnings at that date.

The following table presents the amortized cost and fair value of Lawrence Federal's securities at the dates indicated.

	At December 31,			
	2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Obligations of State and Political Subdivisions	$1,646	$1,644	$ --	$ --
Obligations of U.S. government agencies	4,754	4,910	9,988	10,037
Mortgage backed securities	7,568	7,638	--	--
Other Securities	--	--	1,008	1,009
Total	$13,968	$14,192	$10,996	$11,046

The following presents the activity in the securities portfolio for the periods indicated.

	Year Ended December 31,	
	2002	2001
	(In thousands)	
Investment securities, beginning of period	$11,046	$6,431
Purchases:		
Investment securities - available-for-sale	14,398	11,483
Sales:		
Investment securities - available-for-sale	(7,557)	(3,782)
Calls and maturities:		
Investment securities - available-for-sale	(3,863)	(3,219)
(Amortization) accretion of premium/discount	(6)	(6)
Increase (decrease) in unrealized appreciation/depreciation	174	139
Net increase (decrease) in investment securities	3,146	4,615
Investment securities, end of period	$14,192	$11,046

The table below sets forth certain information regarding the amortized cost, weighted average yields and contractual maturities of Lawrence Federal's debt securities as of December 31, 2002.

	At December 31, 2002									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)									
Obligations of U.S. Government agencies	--	--	$2,504	5.22%	$2,250	6.49%	--	--	$4,754	5.83%
Obligations of State and Political Subdivisions	--	--	--	--	--	--	$1,646	4.42%	1,646	4.42%
Mortgage backed securities	--	--	--	--	--	--	7,568	5.34	7,568	5.34%
Total debt securities at fair value	--	--	$2,504	5.22%	$2,250	6.49%	$9,214	5.18%	$13,968	5.39%

Deposit Activities and Other Sources of Funds

General. Deposits are the major external source of funds for Lawrence Federal's lending and other investment activities. In addition, Lawrence Federal also generates funds internally from loan principal repayments and prepayments and maturing securities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. Lawrence Federal may use borrowings from the Federal Home Loan Bank of Cincinnati to compensate for reductions in the availability of funds from other sources.

Presently, Lawrence Federal has no other borrowing arrangements aside from the Federal Home Loan Bank. Until recent years, Lawrence Federal relied almost exclusively on deposits and internally generated funds as its source of funds. Lawrence Federal anticipates that it will increase its use of borrowed funds in the future, depending on market conditions and its need for funds.

Deposit Accounts. Nearly all of Lawrence Federal's depositors reside in Ohio, Kentucky or West Virginia. Lawrence Federal offers a wide variety of deposit accounts with a range of interest rates and terms. Lawrence Federal's deposit accounts consist of a variety of savings accounts, checking and NOW accounts, certificates of deposit, individual retirement accounts and money market accounts. The maturities of Lawrence Federal's certificate of deposit accounts range from 91 days to five years. Deposit account terms vary with the principal differences being the minimum balance deposit, early withdrawal penalties, limits on the number of transactions and the interest rate. Lawrence Federal reviews its deposit mix and pricing weekly.

Lawrence Federal believes it is competitive in the interest rates it offers on its deposit products. Lawrence Federal determines the rates paid based on a number of factors, including rates paid by competitors, Lawrence Federal's need for funds and cost of funds, borrowing costs and movements of market interest rates. Lawrence Federal does not utilize brokers to obtain deposits and at December 31, 2002 had no brokered deposits.

The following table shows the composition of Lawrence Federal's deposit accounts at the dates indicated.

	At December 31	
	2002	2001
	(In thousands)	
Noninterest-bearing accounts	$1,996	$1,465
Passbook accounts	33,711	22,210
Money market accounts	14,963	14,114
Certificates of deposit	68,256	79,007
Total deposits	$118,926	$116,796

The following table presents the deposit activity of Lawrence Federal for the periods indicated:

	Year Ended December 31,	
	2002	2001
	(In thousands)	
Beginning balance	$116,796	$103,107
Increase (decrease) before interest credited	(1,501)	8,507
Interest credited	3,631	5,182
Net increase	2,130	13,689
Ending balance	$118,926	$116,796

At December 31, 2002, Lawrence Federal had $17.7 million in certificates of deposit with principal balances of $100,000 or more maturing as follows:

Maturity Period	Amount	Weighted Average Rate
	(Dollars in thousands)	
Three months or less	$340	3.76%
Over 3 through 6 months	1,578	3.04%
Over 6 through 12 months	10,653	2.93%
Over 12 months	5,162	3.36%
Total	$17,733	3.08%

Borrowings. Lawrence Federal has the ability to use advances from the Federal Home Loan Bank of Cincinnati to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The Federal Home Loan Bank of Cincinnati functions as a central reserve bank providing credit for savings banks and certain other member financial institutions. As a member of the Federal Home Loan Bank of Cincinnati, Lawrence Federal is required to own capital stock in the Federal Home Loan Bank of Cincinnati and is authorized to apply for advances on the security of the capital stock and certain of its mortgage loans and other assets, principally securities that are obligations of, or guaranteed by, the U.S. Government or its agencies, provided certain creditworthiness standards have been met. Advances are made under several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. At December 31, 2002, Lawrence Federal had arranged the ability to borrow a total of approximately $15 million from the Federal Home Loan Bank of Cincinnati.

The following table presents certain information regarding Lawrence Federal's borrowed funds at or for the periods ended on the dates indicated:

	Year Ended December 31,	
	2002	2001
	(Dollars in thousands)	
FHLB advances:		
Average balance outstanding	$1,973	$2,065
Maximum amount outstanding at any month-end during the period	2,000	2,000
Balance outstanding at end of period	--	2,000
Weighted average interest rate during the period	5.92%	5.96%
Weighted average interest rate at end of period	--	5.91%

Subsidiaries

Lawrence Federal has one subsidiary, Lawrence Financial Services Corp. Federal savings associations generally may invest up to 3% of their assets in service corporations, provided that any amount in excess of 2% is used primarily for community, inner-city and community development projects. At December 31, 2002, Lawrence Federal's equity investment in its subsidiary was $181,000 or 1.4% of total assets. Lawrence Financial Services Corp. holds real property for investment purposes.

Personnel

As of December 31, 2002, Lawrence Federal had 43 full-time employees and no part-time employees, none of whom is represented by a collective bargaining unit. Lawrence Federal believes its relationship with its employees is good.

REGULATION AND SUPERVISION

General

As a savings and loan holding company, Lawrence Financial is required by federal law to file reports with, and otherwise comply with, the rules and regulations of the Office of Thrift Supervision. Lawrence Federal is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as the deposit insurer. Lawrence Federal is a member of the Federal Home Loan Bank System and, with respect to deposit insurance, of the Savings Association Insurance Fund managed by the Federal Deposit Insurance Corporation. Lawrence Federal must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The Office of Thrift Supervision and/or the Federal Deposit Insurance Corporation conduct periodic examinations to test Lawrence Federal's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or the U.S. Congress, could have a material adverse impact on Lawrence Financial, Lawrence Federal and their operations. Certain of the regulatory requirements applicable to Lawrence Federal and to Lawrence Financial are referred to below or elsewhere in this report. The description of statutory provisions and regulations applicable to savings institutions and their holding companies included in this report does not purport to be a complete description of such statutes and regulations and their effects on Lawrence Federal and Lawrence Financial. As a condition to the approval of Lawrence Federal's conversion, the Office of Thrift Supervision has required Lawrence Federal to operate under a charter that subjects it to the supervision of the Office of Thrift Supervision for a period of three years.

Holding Company Regulation

Lawrence Financial is a nondiversified unitary savings and loan holding company within the meaning of federal law. Under prior law, a unitary savings and loan holding company, such as Lawrence Financial, was not generally restricted as to the types of business activities in which it may engage, provided that Lawrence Federal continued to be a qualified thrift lender. The Gramm-Leach-Bliley Act of 1999, however, restricts unitary savings and loan holding companies not existing or applied for before May 4, 1999 to activities permissible for financial holding companies under the law or for multiple savings and loan holding companies. Lawrence Financial is not grandfathered and is limited to the activities permissible for financial holding companies or multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain additional activities authorized by Office of Thrift Supervision regulation.

A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company without prior written approval of the Office of Thrift Supervision and from acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision considers the financial and managerial resources and future prospects of the holding company and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. Lawrence Federal must notify the Office of Thrift Supervision 30 days before declaring any dividend to Lawrence Financial. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Federal Savings Institution Regulation

Business Activities. The activities of federal savings institutions are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal associations may engage. In particular, many types of lending authority for federal associations, *e.g.*, commercial, non-residential real property loans and consumer loans, are limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The Office of Thrift Supervision capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS financial institution rating system), and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. At December 31, 2002, Lawrence Federal met each of its capital requirements.

The following table presents Lawrence Federal's capital position at December 31, 2002.

				Capital	
	Actual Capital	Required Capital	Excess Amount	Actual Percent	Required Percent
			(Dollars in thousands)		
Tangible	$12,976	$5,368	$7,608	9.67	4.00
Core (Leverage)	12,976	5,368	7,608	9.67	4.00
Risk-based	13,806	7,271	6,535	15.19	8.00

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of Tier 1 (core) capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Insurance of Deposit Accounts. Lawrence Federal is a member of the Savings Association Insurance Fund. The Federal Deposit Insurance Corporation maintains a risk-based assessment system by which institutions are assigned to one of three categories based on their capitalization and one of three subcategories based on examination ratings and other supervisory information. An institution's assessment rate depends upon the categories to which it is assigned. Assessment rates for insured institutions are determined semiannually by the Federal Deposit Insurance Corporation and currently range from zero basis points for the healthiest institutions to 27 basis points for the riskiest.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize the predecessor to the Savings Association Insurance Fund. Since January 1, 2000, there has been equal sharing of Financing Corporation payments between members of both insurance funds.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in Savings Association Insurance Fund insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Lawrence Federal. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. The management of Lawrence Federal does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. A savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily marketable collateral.

QTL Test. The HOLA requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (1) specified liquid assets up to 20% of total assets; (2) intangibles, including goodwill; and (3) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12-month period.

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2002, Lawrence Federal met the qualified thrift lender test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

Limitations on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under current regulations, an application to and the prior approval of the Office of Thrift Supervision is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (*i.e.*, generally, examination ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to Office of Thrift Supervision of the capital distribution if, like Lawrence Federal, it is a subsidiary of a holding company. In the event Lawrence Federal's capital fell below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of more than normal supervision, Lawrence Federal's ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the Office of Thrift Supervision determines that such distribution would constitute an unsafe or unsound practice.

Assessments. Savings institutions are required to pay assessments to the Office of Thrift Supervision to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in Lawrence Federal's latest quarterly thrift financial report.

Transactions with Related Parties. Lawrence Federal's authority to engage in transactions with "affiliates" (*e.g.*, any company that controls or is under common control with an institution, including Lawrence Financial and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

Lawrence Federal's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is also governed by federal law. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. An exception exists for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. The law limits both the individual and aggregate amount of loans Lawrence Federal may make to insiders based, in part, on Lawrence Federal's capital position and requires certain board approval procedures to be followed. Loans to executive officers are subject to additional restrictions.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

Federal Home Loan Bank System

Lawrence Federal is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Lawrence Federal, as a member of the Federal Home Loan Bank, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank in an amount at least equal to 1.0% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank, whichever is greater. Lawrence Federal was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2002 of $614,400.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $42.1 million: a 10% reserve ratio is applied above $42.1 million. The first $6.0 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. Lawrence Federal complies with the foregoing requirements.

Prospective Legislation

Lawrence Federal and Lawrence Financial, as a savings and loan holding company, are extensively regulated and supervised. Regulations, which affect Lawrence Federal on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations may also change because of new interpretations by the authorities who administer those laws and regulations. Any change in the regulatory structure or the applicable statutes or regulations, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or the U.S. Congress, could have a material impact on Lawrence Financial, Lawrence Federal or its operations.

Legislation enacted several years ago provided that the Bank Insurance Fund and the Savings Association Insurance Fund would have merged on January 01, 1999 if there had been no more savings associations as of that date. Congress did not enact legislation eliminating the savings association charter by that date. Lawrence Federal is unable to predict whether the Savings Association Insurance Fund and Bank Insurance Fund will eventually be merged and what effect, if any, that may have on its business.

FEDERAL AND STATE TAXATION

Federal Income Taxation

General. Lawrence Financial and Lawrence Federal report their income on a calendar year basis using the accrual method of accounting. The federal income tax laws apply to Lawrence Financial and Lawrence Federal in the same manner as to other corporations with some exceptions, including particularly Lawrence Federal's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to Lawrence Federal or Lawrence Financial. Lawrence Federal's federal income tax returns have been either audited or closed under the statute of limitations through tax year 1998. For its 2002 year, Lawrence Federal's maximum federal income tax rate was 34%.

Bad Debt Reserves. For fiscal years beginning before December 31, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method.

Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $1.5 million of Lawrence Federal accumulated bad debt reserves would not be recaptured into taxable income unless Lawrence Federal makes a "non-dividend distribution" to Lawrence Financial as described below.

Distributions. If Lawrence Federal makes "non-dividend distributions" to Lawrence Financial, the distributions will be considered to have been made from Lawrence Federal's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1988, to the extent of the "non-dividend distributions," and then from Lawrence Federal's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Lawrence Federal's taxable income. Non-dividend distributions include distributions in excess of Lawrence Federal's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Lawrence Federal's current or accumulated earnings and profits will not be so included in Lawrence Federal's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Lawrence Federal makes a non-dividend distribution to Lawrence Financial, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Lawrence Federal does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Ohio State Taxation. Lawrence Financial is subject to the Ohio corporation franchise tax, which, as applied to it, is a tax measured by both net income and net worth. In general, the tax liability is the greater of 5.1% on the first $50,000 of computed Ohio taxable income and 8.5% of computed Ohio taxable income in excess of $50,000, or 0.40% of taxable net worth. Under these alternative measures of computing the tax liability, complex formulas determine the jurisdictions to which total net income and total net worth are apportioned or allocated. The minimum tax is $50 per year and maximum tax liability as measured by net worth is limited to $150,000 per year.

A special litter tax also applies to all corporations, including Lawrence Financial, subject to the Ohio corporation franchise tax. This litter tax does not apply to "financial institutions." If a corporation pays franchise tax on the basis of net income, the litter tax is equal to 0.11% of the first $50,000 of computed Ohio taxable income and 0.22% of computed Ohio taxable income in excess of $50,000. If a corporation pays franchise tax on the basis of net worth, the litter tax is equal to 0.014% times taxable net worth.

A statutory exemption from the net worth tax is available to Lawrence Financial if certain conditions are satisfied. Lawrence Financial expects to qualify for this exemption, which would restrict its tax liability to the tax measured by net income.

Lawrence Federal is a "financial institution" for Ohio tax purposes. Accordingly, it must pay the Ohio corporate franchise tax on "financial institutions," which is imposed annually at a rate of 1.4% of the Lawrence Federal's apportioned book net worth, determined under generally accepted accounting principles, less any statutory deduction. As a "financial institution," Lawrence Federal does not pay any Ohio tax based upon net income or net profits.

Maryland State Taxation. As a Maryland corporation not earning income in Maryland, Lawrence Financial is exempt from Maryland corporate income tax.

Item 2. Description of Property

Lawrence Federal currently conducts its business through its main office located in Ironton, Ohio, and four other full-service banking offices, all of which it owns.

Location	Original Year Acquired	Net Book Value of Property or Leasehold Improvements at December 31, 2002 (In thousands)
Main/Executive Office:		
311 South 5th Street Ironton, Ohio 45638	1976	$712
Drive Through Facility:		
511 Vernon Street Ironton, Ohio 45638	1997	182
Branch Offices:		
401 2nd Avenue Chesapeake, Ohio 45619	1960	155
7510 State Route 7 Proctorville, Ohio 45669	1993	137
404 Solida Road South Point, Ohio 45680	1975	149
9000 Ohio River Road Wheelersburg, Ohio 45694	1998	632
Total		$1,967

Item 3. Legal Proceedings

Periodically, there have been various claims and lawsuits involving Lawrence Federal, such as claims to enforce liens, condemnation proceedings on properties in which Lawrence Federal holds security interests, claims involving the making and servicing of real property loans and other issues incident to Lawrence Federal's business. Neither Lawrence Financial nor Lawrence Federal is a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of Lawrence Financial.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

Lawrence Financial's common stock began trading on the OTC-Bulletin Board under the symbol "LWFH" on December 29, 2000. The initial offering price was $10.00 per share. As of December 31, 2002, there were 705,110 shares of common stock outstanding and 181 stockholders, excluding persons or entities who hold stock in nominee or "street name."

The following table shows the high and low sales price and dividends paid on Lawrence Financial's common stock for the periods indicated.

Quarter Ended	High	Low	Dividends Paid
March 31, 2001	$11.81	$11.06	$ --
June 30, 2001	13.00	11.37	--
September 30, 2001	16.37	12.25	--
December 31, 2001	15.50	13.90	0.07
March 31, 2002	17.80	14.45	0.07
June 30, 2002	18.05	16.15	0.07
September 30, 2002	16.75	14.30	0.07
December 31, 2002	16.85	13.75	0.07

Dividend payments by Lawrence Financial are dependent primarily on dividends received by Lawrence Financial from Lawrence Federal. Under federal regulations, the dollar amount of dividends Lawrence Federal may pay is dependent upon its capital position and recent net income. Generally, if Lawrence Federal satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed by the OTS regulations. In addition, institutions that have converted to the stock form of ownership are prohibited from engaging in such activities if the effect thereof would cause the regulatory capital of the institution to be reduced below the amount required for the liquidation account which was established in the conversion in accordance with the Office of Thrift Supervision regulations.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Lawrence Federal's results of operations depend primarily on net interest income, which is the difference between the interest income earned on Lawrence Federal's interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. Lawrence Federal also generates noninterest income primarily from loan fees and service charges. Lawrence Federal's noninterest expenses primarily consist of employee compensation and benefits, occupancy expense, data processing costs, and other operating expenses. Lawrence Federal's results of operations are also affected by general economic and competitive conditions, notably changes in market interest rates, government policies and regulations.

Operating Strategy

Lawrence Financial Holdings, Inc. (Company), through its wholly owned subsidiary Lawrence Federal Savings Bank (Bank), operates as a community-oriented financial institution focused on meeting the financial service needs of consumers in its market area. To accomplish this objective, Lawrence Federal offers a variety of mortgage and consumer loans and retail deposit products. Lawrence Federal has historically extended its lending activities outside of its market area through programs for originating mobile home and automobile loans through a network of dealers. These indirect lending programs have helped Lawrence Federal originate a larger amount of consumer loans, which typically have shorter terms and higher yields than mortgage loans, than the Bank would otherwise be able to originate. In addition, the origination of shorter term consumer loans helps the Company manage it's interest rate risk. However, indirect lending programs may result in greater risk and require careful monitoring by management.

CRITICAL ACCOUNTING POLICIES

Accounting policies involving significant judgments and assumptions by management, which have, or could have, a material impact on the carrying value of certain assets and impact income, are considered critical accounting policies. Lawrence Federal Savings Bank considers the following to be its critical accounting policies: allowance for loan losses. There have been no significant changes in the methods or assumptions used in the accounting policies that require material estimates and assumptions.

Allowance for loan losses

Arriving at an appropriate level of allowance for loan and lease losses necessarily involves a high degree of judgment. The ongoing evaluation process includes a formal analysis of the allowance each quarter, which considers, among other factors, the character and size of the loan portfolio, business and economic conditions, loan growth, delinquency trends, nonperforming loans trends, charge-off experience and other asset quality factors. Provisions for losses on the loan portfolio is calculated by applying historical charge-off and recovery experience to the current outstanding balance in each loan category, with consideration given to loan growth over the preceding twenty four months. Although management uses available information to establish the appropriate level of the allowance for loan and lease losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Lawrence Federal Savings Bank's allowance for loan losses. Such agencies may require Lawrence Federal Savings Bank to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Deferred Income Taxes

Lawrence Federal Savings Bank uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance would be established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Management exercises significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change.

Comparison of Financial Condition at December 31, 2002 and 2001

During the fiscal year 2002, total assets decreased $888,000, or .66%, to $134.4 million at December 31, 2002. The decrease in assets in 2002 primarily reflected runoff from the loan portfolio. At December 31, 2002, cash and cash equivalent balances had increased $4.1 million, or 34%, and securities available for sale had increased by $3.1 million, or 29%, when compared to the same date in 2001. During the year ended December 31, 2002, gross loans receivable decreased $8.6 million, or 8.2%. Consumer loans decreased $5.1 million, or 17%, real estate loans decreased $5.5 million, or 10%, and mobile home loans decreased $2.1 million, or 11%. The majority of the decrease in consumer loans is primarily due to reducing the number of indirect automobile loans and indirect mobile home loans originated in 2002, while real estate loans decreased as a result of highly competitive fixed-rate, long-term loans being offered by several regional banks and mortgage brokers. The outstanding balance of mobile home loans has been declining during the year, which reflects the Bank's efforts to reduce the concentration of mobile home loans in the portfolio.

During 2002, total deposits and borrowings increased $130,000, or 1%, to $118.9 million at December 31, 2002. For the fiscal year 2002, deposits increased $2.1 million, or 2%, and Federal Home Loan Bank advances decreased by $2.0 million.

Equity decreased $1.0 million, or 6%, during fiscal year 2002 to $14.8 million at December 31, 2002. During the year ending December 31, 2002, treasury stock purchased totaled $1,683,600, retained earnings increased $606,000 as a result of net income while accumulated other comprehensive income increased from an unrealized gain of $33,000 to $148,000, primarily as a result of changes to the securities available-for-sale portfolio arising during the period, and $197,000 of cash dividends were paid to shareholders.

Comparison of Operating Results for the Years Ended December 31, 2002 and 2001

General. The Company's net income increased 5% to $606,000 for 2002 from $576,000 for 2001. Return on average assets was 0.45% in 2002 and 0.44% in 2001, and return on average equity was 4.07% in 2002 and 3.70% in 2001. Net interest income increased $643,000, or 15%, while noninterest income, exclusive of sale of securities, increased $46,000, or 7%. The increase in net interest income was primarily the result of an increase of 40 basis points in the Company's net interest margin and an increase of $4.0 million in average earning asset balances during fiscal year 2002. Offsetting the increase in net interest income was a $425,000 or 12% increase in noninterest expense. There are several causes for the increase in non-interest expense. The Company has expensed $177,000 for its Employee Stock Ownership Program (ESOP) and for the stock awards compared to $157,000 during 2001. The Company has also experienced increases in: salaries and wages paid; the addition of an employee in the loan collection department; increased costs of employee benefits; increased data processing fees; increased costs related to the collection of delinquent mobile home loans; and other non-interest expenses related to the growth of the Company's customer base.

Interest Income. Interest income decreased $915,000, or 10%, in 2002 compared to 2001. Interest income on loans decreased $1.0 million, or 12%, primarily as a result of decreasing interest rates and customers refinancing loans with various local institutions with more favorable rates. Interest income on short term investments decreased $47,000, or 25%. The average yield on interest-earning assets decreased to 6.98% in 2002 from 7.95% in 2001, as short term investments became a greater percentage of the interest-earning asset mix.

Interest Expense. Interest expense decreased $1.6 million, or 29%, in 2002 compared to 2001. Interest paid on deposits decreased $1.6 million, or 30%, as a result of a reduction of interest rates paid on the average balances of deposits during the year. Interest paid on Federal Home Loan Bank advances was $117,000 in 2002 compared to $123,000 in 2001. The average cost of interest-bearing liabilities decreased 149 basis points to 3.17% in 2002 from 4.66% in 2001, primarily as a result of reduced market rates on certificates of deposit and savings accounts.

Provision for Loan Losses. Activity in the allowance for loan losses consists of increases due to monthly provisions for loan losses and decreases for periodic charge offs, net of recoveries. Management analyzes the adequacy of the allowance balance quarterly by determining its estimate of probable losses in the portfolio and comparing that estimate to the allowance balance. Management calculates its estimate of probable losses primarily by applying loss percentages to classified loans within the major loan categories.

The provision for loan losses was $927,000 for 2002 compared to $693,000 for 2001. The provision for 2002 and 2001 reflected management's assessment of probable losses, which is impacted by changes in the composition of the loan portfolio. The increase in provision was driven by the Bank experiencing a trend, particularly over the last twelve months, showing a deterioration in asset quality evidenced by an increase in total non-performing assets. (See pages 13 through 16 of this filing for more information.)

At December 31, 2002, the Company's allowance for loan losses as a percentage of gross loans outstanding decreased by 2 basis points, to 1.14% from 1.16%, when compared to the same period in 2001. Allowance for loan losses totaled $1.1 million at December 31, 2002, a decrease of $120,000, or 10%, compared to the same date in 2001. The mix of the allowance also changed with the portion allocated to real estate loans decreasing by $129,000, or 52%, the portion of the allowance allocated to consumer loans increasing by $40,000, or 13%, mobile home reserves decreasing by $43,000, or 6%, and commercial reserves increasing by $10,000 or 100%. Management believes that the average balance of outstanding indirect automobile loans will not grow significantly beyond its ending balance at December 31, 2002. Management also believes that the average balance of outstanding indirect mobile home loans will decrease from its ending balance at December 31, 2002.

While management believes the existing level of reserves is adequate, future adjustments to the allowance may be necessary due to economic, operating, regulatory, and other conditions that may be beyond Lawrence Federal's control.

Noninterest Income. The following table shows the components of noninterest income and the dollar and percentage change from 2002 to 2001.

	2002	2001	Dollar Change	Percentage Change
		(Dollars in Thousands)		
Net securities gains	$55	$21	$34	162%
Service charges	452	430	22	5
Other	255	231	24	10
Total	$762	$682	$80	12

Net securities gains increased in fiscal year 2002 as Lawrence Federal sold securities at a gain of $55,000 compared to $21,000 in gain reported in the same period of 2001. Service charges increased in 2002 as a result of adjustments to fee schedules. Lawrence Federal will continue to monitor the fee schedules of in-market competitors and adjust our products to reflect current market pricing. Other income consists of increases in the cash surrender value of bank owned life insurance and other miscellaneous items.

Noninterest Expense. The following table shows the components of noninterest expense and the dollar and percentage change from 2002 to 2001.

	2002	2001	Dollar Change	Percentage Change
		(Dollars in Thousands)		
Salaries and benefits	$1,725	$1,600	$125	8%
Deposit insurance premiums	37	37	--	--
Occupancy and equipment	371	376	(5)	(1)
Data processing	535	529	6	1
Franchise tax	127	83	44	53
Advertising expense	110	88	22	25
Other	1,052	819	233	28
Total	$3,957	$3,532	$425	12

Salaries and benefits increased as a result of: normal annual merit increases in salaries, a 27% increase in premiums paid for employee health care insurance; and the recognition of the expense related to employee stock ownership and incentive plans. Making up the bulk of the increase in "Other" are expenses related to the repossession of mobile home units, which accounted for $126,000 of the increase. In addition to this increase, the Company experienced increases in various other expense items.

Income Tax Expense. The provision for income tax was $270,000 in 2002 compared to $235,000 in 2001. The provision increased as a result of greater taxable income. The effective tax rate for 2002 was 30.8% compared with 29.0% for 2001.

Average Balances, Interest and Average Yields/Cost

The following table presents certain information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances were derived from daily balances.

	Year ended December 31,					
	2002			2001		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in Thousands)					
Interest-earning assets:						
Loans (1)	$101,737	$7,931	7.80%	$107,231	$8,967	8.36%
Securities (2)	12,358	671	5.71	8,171	502	6.14
Interest-bearing deposits	11,355	145	1.28	6,082	192	3.16
Total interest-earning assets	125,450	8,747	6.98	121,484	9,661	7.95
Non-interest-earning assets	9,155			9,775		
Total assets	$134,605			$131,259		
Interest-bearing liabilities:						
Deposits:						
Passbook accounts	$29,058	577	1.98	$20,416	548	2.68
Money market accounts	1,001	23	2.29	786	25	3.18
NOW accounts	15,449	194	1.25	13,335	288	2.16
Certificates of deposit	70,583	2,837	4.02	77,268	4,321	5.59
Total deposits	116,091	3,631	3.11	111,805	5,182	4.64
FHLB advances	1,973	117	5.92	2,065	123	5.96
Total interest-bearing	118,064	3,748	3.18	113,870	5,305	4.66
Non-interest-bearing liabilities	1,631			1,801		
Total liabilities	119,695			115,671		
Total retained earnings	14,910			15,588		
Total liabilities and retained	$134,605			$131,259		
Net interest-earning assets	$7,386			7,027		
Net interest income/interest rate spread (3)		$4,999	3.80%		$4,356	3.29%
Net interest margin (4)		4.00%			3.59%	
Ratio of interest-earning assets to interest-bearing liabilities	106.26%			115.27%		

(1) Balances are net of deferred loan origination costs, undisbursed proceeds of construction loans in process, and include non-accrual loans.
(2) Includes investment securities available-for-sale, stock in the Federal Home Loan Bank of Cincinnati and mutual funds.
(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of Lawrence Federal. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2002 Compared to Year Ended December 31, 2001		
	Increase (Decrease) Due to		
	Rate	Volume	Net
	(Dollars in thousands)		
Interest-earning assets:			
Loans	$(577)	$(459)	$(1,036)
Securities	(88)	257	169
Interest-earning deposits	(214)	167	(47)
Total interest-earning assets	(879)	(35)	(914)
Interest-bearing liabilities:			
Deposits:			
Passbook accounts	(203)	232	29
Money market accounts	(8)	6	(2)
NOW accounts	(140)	46	(94)
Certificates of deposit	(1,110)	(374)	(1,484)
FHLB advances	(1)	(5)	(6)
Total interest-bearing liabilities	(1,462)	(95)	(1,557)
Increase (decrease) in net interest income	$583	$60	$643

Management of Interest Rate Risk and Market Risk Analysis

Qualitative Aspects of Market Risk. Lawrence Federal's most significant form of market risk is interest rate risk. The principal objectives of Lawrence Federal's interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given Lawrence Federal's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Director's approved guidelines. Lawrence Federal has an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets monthly and reports trends and interest rate risk position to the Board of Directors quarterly. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of Lawrence Federal.

Lawrence Federal's assets include a high percentage of fixed-rate mortgage loans. This exposes Lawrence Federal to the risk that during periods of rising interest rates Lawrence Federal's interest expense will increase faster than its interest income. In recent years, Lawrence Federal has used the following strategies to manage interest rate risk: (1) emphasizing shorter term consumer loans; (2) maintaining a high quality portfolio of short- to intermediate-term securities; (3) maintaining high levels of liquidity; and (4) emphasizing longer-term certificates of deposit to better structure maturities of its interest rate sensitive liabilities. Lawrence Federal intends to increase its emphasis on adjustable-rate loans in order to help reduce its interest rate risk. Lawrence Federal currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

Quantitative Aspects of Market Risk. Lawrence Federal primarily utilizes an interest sensitivity analysis prepared by the Office of Thrift Supervision to review the level of interest rate risk. This analysis measures interest rate risk by computing changes in the net portfolio value of Lawrence Federal's cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. The following table, which is based on information provided to Lawrence Federal by the Office of Thrift Supervision, presents the change in Lawrence Federal's net portfolio value at December 31, 2002, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without giving effect to any steps that management might take to counteract that change.

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	Change (1)
	(Dollars in thousands)				
300	$14,790	$(2,685)	(15)	10.99%	(153)
200	16,062	(1,413)	(8)	11.76%	(76)
100	16,976	(499)	(3)	12.28%	(24)
Static	17,475	--	--	12.52%	--
-100	17,728	253	1	12.61%	8

(1) Expressed in basis points.

The preceding table shows that in the event of a sudden and sustained increase in market interest rates of 2% or more, the net portfolio value of Lawrence Federal would decrease moderately.

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

On January 28, 2003 Lawrence Financial announced that the Company's Board of Directors had approved the repurchase of up to 55,000 shares, or approximately 8% of the Company's outstanding common stock. The program began January 31, 2003, three business days after the release of earnings for the year ended December 31, 2002. Repurchases, which will be conducted through open market purchases or privately negotiated transactions, will be made from time to time depending on market conditions and other factors. Funding for the repurchase of stock may serve to reduce liquidity levels and/or increase the amount of borrowed funds at the Company. Repurchased shares will be held in treasury, reducing the Company's total equity, and will be available for the Company's benefit plans.

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Lawrence Federal further defines liquidity as the ability to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. Lawrence Federal's primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Liquidity management is both a daily and long-term responsibility of management. Lawrence Federal adjusts its investments in liquid assets based upon management's assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. Government and agency obligations.

Lawrence Federal's most liquid assets are cash and short-term investments (securities maturing in one year or less). The levels of these assets are dependent on Lawrence Federal's operating, financing, lending and investing activities during any given period. At December 31, 2002, cash and short-term investments totaled $16.3 million. Securities classified as available-for-sale totaled $14.2 million at December 31, 2002. In addition, at December 31, 2002, Lawrence Federal had arranged the ability to borrow a total of approximately $15.0 million from the Federal Home Loan Bank of Cincinnati.

The primary investing activities of Lawrence Federal are the origination of loans and the purchase of securities. In 2002, Lawrence Federal originated $32.8 million of loans and purchased $14.4 million of securities. In 2001, Lawrence Federal originated $38.0 million of loans and purchased $11.5 million of securities.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. Lawrence Federal experienced a net increase in total deposits of $2.1 million and $13.7 million for 2002 and 2001, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by Lawrence Federal and its local competitors and other factors. Lawrence Federal generally manages the pricing of its deposits to be competitive and to increase core deposit relationships. Occasionally, Lawrence Federal offers promotional rates on certain deposit products in order to attract deposits. In 2002, Federal Home Loan Bank advances decreased $2.0.

At December 31, 2002, Lawrence Federal had outstanding commitments to originate loans of $2.6 million. These loans are to be secured by properties located in its market area. Lawrence Federal anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that are scheduled to mature in one year or less from December 31, 2002 totaled $42.1 million. Management believes, based on past experience, that a significant portion of those deposits will remain with Lawrence Federal. Based on the foregoing, Lawrence Federal considers its liquidity and capital resources sufficient to meet its outstanding short-term and long- term needs.

Lawrence Federal is subject to various regulatory capital requirements administered by the Office of Thrift Supervision including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2002, Lawrence Federal exceeded all of its regulatory capital requirements. Lawrence Federal is considered "well capitalized" under regulatory guidelines. See "*Regulation and Supervision—Federal Savings Institution Regulation—Capital Requirements*" and note 11 of the notes to the financial statements.

Impact of Accounting Pronouncements

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods for transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provision of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The Company currently accounts for stock-based employee compensation using the intrinsic value method of APB Opinion No. 25. These financial statements disclose stock-based employee compensation information in accordance with SFAS No. 148.

New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. The Company determined that when the new accounting standards are adopted in 2003, they would not have a material impact on the Company's financial condition or results of operations.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this prospectus have been prepared following generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of Lawrence Federal's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7. Financial Statements

The financial statements listed at Item 13 of this Form 10-KSB are incorporated by reference into this Item 7 of Part II of Form 10-KSB.

Item 8. Change in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The information relating to the directors and officers of Lawrence Financial and information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to Lawrence Financial's Proxy Statement for the 2003 Annual Meeting of Stockholders.

The following sets forth certain information regarding the executive officers and key employees of Lawrence Federal Savings Bank who are not also directors. The following individuals are elected annually and hold office until their successors have been elected and qualified or until they are removed or replaced. Ages are as of February 28, 2003.

RobRoy Walters has served as Executive Vice President and Chief Financial Officer of Lawrence Federal Savings Bank since 2000. From 1989 until joining Lawrence Federal Savings Bank, Mr. Walters was with Peoples Bank NA and Peoples Bancorp, Inc. where he served in various capacities.

Mary Kratzenberg has been associated with Lawrence Federal Savings Bank for 26 years. She has served as Vice President, Secretary and Treasurer since 1996.

Mark R. Potter has been associated with Lawrence Federal Savings Bank since 1990. He has served as Vice President since 1996.

Joseph W. Martin has been associated with Lawrence Federal Savings Bank since 2000. He was appointed Vice President effective January 14, 2003. Prior to joining Lawrence Federal Savings Bank, Mr. Martin was with Fifth Third and Ohio River Bank where he served in various capacities including branch manager and Assistant Vice President.

Carey Dunfee has been associated with Lawrence Federal Savings Bank since 1994 and since that time has served as Controller.

Item 10. Executive compensation

The information regarding executive compensation is incorporated herein by reference to Lawrence Financial's Proxy Statement for the 2003 Annual Meeting of Stockholders.

Item 11. Security ownership of certain beneficial owners and management

The information relating to security ownership of certain beneficial owners and management is incorporated herein by reference to Lawrence Financial's Proxy Statement for the 2003 Annual Meeting of Stockholders.

1Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	58,187	$14.45	19,395
Equity compensation plans not approved by security holders	—	—	—
Total	58,187	$14.45	19,395

Item 12. Certain relationships and related transactions

The information relating to certain relationships and related transactions is incorporated herein by reference to Lawrence Financial's Proxy Statement for the 2003 Annual Meeting of Stockholders.

Item 13. Exhibits and reports on Form 8-K.

(a) (1) The following consolidated financial statements of Lawrence Federal are filed as part of this document under Item 7.

- Report of Independent Auditors.
- Consolidated Balance Sheets for the years ended December 31, 2002 and 2001.
- Consolidated Statements of Income for the years ended December 31, 2002 and 2001.
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2002 and 2001.
- Consolidated Statements of Equity for the years ended December 31, 2002 and 2001.
- Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001.
- Notes to Consolidated Financial Statements

(2) All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

3.1 Certificate of Incorporation of Lawrence Financial Holdings, Inc.(1)
3.2 Bylaws of Lawrence Financial Holdings, Inc.(1)
4.0 Specimen Stock Certificate of Lawrence Financial Holdings, Inc.(1)
10.1 Lawrence Federal Savings Bank Employment Agreement with Jack L. Blair(2)
10.2 Lawrence Financial Holdings, Inc. Employment Agreement with Jack L. Blair(2)
10.3 Lawrence Federal Savings Bank 401 (k) Savings Plan(1)
10.4 Lawrence Federal Savings Bank Employee Severance Compensation Plan(2)
10.5 Lawrence Federal Savings Bank Supplemental Executive Retirement Plan(2)
10.6 Deferred Compensation Agreement dated as of June 25, 1996 between Lawrence Federal Savings Bank and Jack L. Blair(1)
10.7 Form of Deferred Fee Agreement between Lawrence Federal Savings Bank and individual directors(1)
10.8 Form of Director Emeritus Agreement between Lawrence Federal Savings Bank and individual directors(1)
10.9 Agreement dated December 1, 1992 between Lawrence Federal Savings Bank and Lanco Services, Inc.(1)
10.10 Lawrence Financial Holdings, Inc. 2001 Stock-Based Incentive Plan.(3)
21.0 Subsidiary information is incorporated herein by reference to Part I, Item 1, "Description of Business-Subsidiaries."
23.0 Consent of Crowe, Chizek and Company LLP
99.1 Certification of Chief Financial Officer
99.2 Certification of Chief Executive Officer

(1) Incorporated herein by reference from the Exhibits to Form SB-2, Registration Statement and amendments thereto, initially filed on September 8, 2000, Registration No. 333-45404.
(2) Incorporated herein by reference from the Exhibits to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001.
(3) Incorporated herein by reference to Appendix A to the Company's Proxy Statement for its 2002 annual meeting of shareholders filed on May 24, 2001.

(b) Reports on Form 8-K

None

ITEM 14

Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Lawrence Financial maintains controls and procedures designed to ensure that information required to be disclosed in the reports that Lawrence Financial files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, the chief executive and chief financial officers of Lawrence Financial concluded that lawrence financial's disclosure controls and procedures were adequate.

(b) Changes in internal controls. Lawrence Financial made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of those controls by the Chief Executive and Chief Financial officers.

CONFORMED SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAWRENCE FINANCIAL HOLDINGS, INC.

Date: March 14, 2003

By: /s/ Jack L. Blair
Jack L. Blair
President Chief Executive Officer and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jack L. Blair Jack L. Blair	President, Chief Executive Officer and Director (principal executive officer)	March 14, 2003
/s/ RobRoy Walters RobRoy Walters	Chief Financial Officer (principal financial and accounting officer)	March 14, 2003
/s/ Tracy E. Brammer, Jr. Tracy E. Brammer, Jr.	Chairman of the Board	March 14, 2003
/s/ Charles E. Austin, II Charles E. Austin, II	Director	March 14, 2003
/s/ Herbert J. Karlet Herbert J. Karlet	Director	March 14, 2003
/s/ Phillip O. McMahon Phillip O. McMahon	Director	March 14, 2003
/s/ Robert N. Taylor Robert N. Taylor	Director	March 14, 2003

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAWRENCE FINANCIAL HOLDINGS, INC.

Date: _________ __, 2003

By: ___________________________________
Jack L. Blair
President, Chief Executive Officer and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
________________________ Jack L. Blair	President, Chief Executive Officer and Director (principal executive officer)	_________ __, 2003
________________________ RobRoy Walters	Chief Financial Officer (principal financial and accounting officer)	_________ __, 2003
________________________ Tracy E. Brammer, Jr.	Chairman of the Board	_________ __, 2003
________________________ Charles E. Austin, II	Director	_________ __, 2003
________________________ Herbert J. Karlet	Director	_________ __, 2003
________________________ Phillip O. McMahon	Director	_________ __, 2003
________________________ Robert N. Taylor	Director	_________ __, 2003

CERTIFICATIONS

I, RobRoy Walters, certify that:

1. I have reviewed this annual report on Form 10-KSB of Lawrence Financial Holdings, Inc;
2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect the internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:________________________

____

RobRoy Walters
Chief Financial Officer

I, Jack Blair, certify that:

1. I have reviewed this annual report on Form 10-KSB of Lawrence Financial Holdings, Inc;
2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
    a) all significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect the internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:__________________________

____

Jack Blair
Chief Executive Officer

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lawrence Financial Holdings, Inc. (the "Company") on Form 10-KSB for the period ending December 31, 2002 as filed with the Securities and Exchange Commission (the "report), I, RobRoy Walters, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.§1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

1. The report fully complies with the requirement of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Chief Financial Officer
RobRoy Walters
March 14, 2003

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lawrence Financial Holdings, Inc. (the "Company") on Form 10-KSB for the period ending December 31, 2002 as filed with the Securities and Exchange Commission(the "report), I, Jack Blair, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C.§1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

1. The report fully complies with the requirement of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Chief Executive Officer
Jack L. Blair
March 14, 2003

Exhibit 23.0

Consent of Crowe, Chizek and Company LLP

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 of Lawrence Financial Holdings, Inc., filed with the Securities and Exchange Commission (SEC No. 333-57540 and SEC No. 333-76086), of our report dated January 22, 2003 on the consolidated financial statements of Lawrence Financial Holdings, Inc. included in this Annual Report on Form 10-KSB for the year ended December 31, 2002.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Columbus, Ohio
March 14, 2003



[This Page Intentionally Left Blank]


CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Lawrence Financial Holdings, Inc.
Ironton, Ohio

We have audited the accompanying consolidated balance sheets of Lawrence Financial Holdings, Inc. as of December 31, 2002 and 2001, and related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lawrence Financial Holdings, Inc. as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Columbus, Ohio
January 22, 2003

LAWRENCE FINANCIAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 16,140,900	$ 11,984,642
Merrill Lynch money market fund	179,600	213,124
Total cash and cash equivalents	16,320,500	12,197,766
Securities available for sale, at fair value	14,192,370	11,045,872
Loans receivable - net	96,457,033	105,017,604
Federal Home Loan Bank stock	614,400	587,000
Premises and equipment, net	3,340,888	3,315,192
Accrued interest receivable	685,755	797,483
Cash surrender value of life insurance	2,131,685	1,975,177
Other assets	645,916	340,858
	$ 134,388,547	$ 135,276,952
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Noninterest-bearing deposits	$ 1,995,918	$ 1,465,129
Interest-bearing deposits	116,930,237	115,330,755
Total deposits	118,926,155	116,795,884
Federal Home Loan Bank borrowings	--	2,000,000
Other liabilities	673,601	702,770
Total liabilities	119,599,756	119,498,654
Shareholders' Equity		
Common stock; par value $0.01 per share; shares authorized: 4,000,000; shares issued: 799,110	7,991	7,991
Additional paid-in capital	7,467,042	7,426,239
Retained earnings	9,485,971	9,076,779
Treasury stock, at cost; shares: 94,000 in 2002	(1,683,600)	--
Unearned ESOP shares; unearned shares: 43,458 in 2002 and 49,666 in 2001	(434,580)	(496,660)
Unearned restricted stock awards; unearned shares: 13,965 in 2002 and 18,620 in 2001	(201,794)	(269,059)
Accumulated other comprehensive income, net of tax of $76,119 in 2002 and $17,004 in 2001	147,761	33,008
Total shareholders' equity	14,788,791	15,778,298
Total liabilities and shareholders' equity	$ 134,388,547	$ 135,276,952

See accompanying notes to consolidated financial statements.

LAWRENCE FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2002 and 2001

	2002	2001
Interest income		
Loans, including fees	$ 7,930,951	$ 8,966,555
Taxable securities	647,490	502,083
Tax exempt securities	23,027	--
Overnight deposits	144,785	192,083
	8,746,253	9,660,721
Interest expense		
Deposits	3,631,129	5,182,311
Federal Home Loan Bank borrowings	116,905	122,998
	3,748,034	5,305,309
Net interest income	4,998,219	4,355,412
Provision for loan losses	927,000	692,958
Net interest income after provision for loan losses	4,071,219	3,662,454
Noninterest income		
Net securities gains	54,564	20,851
Service charges	451,963	430,359
Other	255,104	230,390
	761,631	681,600
Noninterest expense		
Salaries and benefits	1,724,568	1,599,545
Deposit insurance premiums	37,104	36,660
Occupancy and equipment	371,174	376,065
Data processing	535,132	529,323
Franchise tax	127,152	83,391
Loss on disposal of premises and equipment	25,079	--
Advertising expense	109,649	88,315
Other	1,026,580	819,192
	3,956,438	3,532,491
Income before income tax	876,412	811,563
Provision for income tax	269,963	235,482
Net income	$ 606,449	$ 576,081
Basic earnings per common share	$ 0.91	$ 0.80
Diluted earnings per common share	$ 0.90	$ 0.80

See accompanying notes to consolidated financial statements.

LAWRENCE FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2002 and 2001

	2002	2001
Net income	$ 606,449	$ 576,081
Other comprehensive income:		
Unrealized gains (losses) arising during period	228,432	159,351
Reclassification adjustment for gains included in income	(54,564)	(20,851)
	173,868	138,500
Income tax expense	(59,115)	(47,090)
Other comprehensive income, net of tax	114,753	91,410
Comprehensive income	$ 721,202	$ 667,491

See accompanying notes to consolidated financial statements.

LAWRENCE FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Unearned ESOP Shares	Unearned Restricted Stock Awards	Accumulated Other Comprehensive Income (Loss)	Total
Balance - January 1, 2001	$ 7,696	$ 6,994,305	$8,555,006	$ --	$ (558,660)	$ --	$ (58,402)	$ 14,939,945
Net Income	--	--	576,081	--	--	--	--	576,081
Net unrealized appreciation on securities available for sale, net of tax of $47,090	--	--	--	--	--	--	91,410	91,410
Cash dividend - $0.07 per share	--	--	(54,308)	--	--	--	--	(54,308)
Stock based compensation - 23,283 stock awards issued, 4,663 stock awards earned, and 6,200 shares committed to be released under ESOP	295	431,934	--	--	62,000	(269,059)	--	225,170
Balance December 31, 2001	7,991	7,426,239	9,076,779	--	(496,660)	(269,059)	33,008	15,778,298
Net Income	--	--	606,449	--	--	--	--	606,449
Net unrealized appreciation on securities available for sale, net of tax of $59,115	--	--	--	--	--	--	114,753	114,753
Treasury stock acquired - 94,000 shares	--	--	--	(1,683,600)	--	--	--	(1,683,600)
Cash dividend - $0.28 per share	--	--	(197,257)	--	--	--	--	(197,257)
Stock based compensation - 4,655 stock awards earned and 6,208 shares committed to be released under ESOP	--	40,803	--	--	62,080	67,265	--	170,148
Balance December 31, 2002	$ 7,991	$ 7,467,042	$ 9,485,971	$(1,683,600)	$ (434,580)	$ (201,794)	$ 147,761	$ 14,788,791

See accompanying notes to consolidated financial statements.

LAWRENCE FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 606,449	$ 576,081
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	208,121	208,601
Provision for loan losses	927,000	692,958
Stock dividend on Federal Home Loan Bank stock	(27,400)	(37,900)
Premium amortization	6,161	6,317
Net securities gains	(54,564)	(20,851)
Loss on disposal of fixed assets	25,079	--
Deferred tax benefit	(2,252)	(198,886)
ESOP expense	100,272	89,590
Restricted stock award expense	69,876	67,381
Change in other assets and liabilities	(239,972)	240,848
Net cash from operating activities	1,618,770	1,624,139
Cash flows from investing activities		
Purchase of:		
Securities available for sale	(14,398,213)	(11,482,985)
Premises and equipment	(258,896)	(139,357)
Proceeds from:		
Sale of securities available for sale	7,610,827	3,782,100
Calls, maturities and principal repayments of securities available for sale	3,863,159	3,250,000
Net change in loans	7,437,673	(356,201)
Net cash from investing activities	4,254,550	(4,946,443)
Cash flows from financing activities		
Net change in:		
Deposits	2,130,271	13,689,299
Federal Home Loan Bank short-term borrowings	--	(3,000,000)
Repayment of Federal Home Loan Bank long-term borrowings	(2,000,000)	--
Cash dividend paid	(197,257)	(54,308)
Purchase of treasury stock	(1,683,600)	--
Net cash from financing activities	(1,750,586)	10,634,991
Net change in cash and cash equivalents	4,122,734	7,312,687
Cash and cash equivalents at beginning of year	12,197,766	4,885,079
Cash and cash equivalents at end of year	$ 16,320,500	$ 12,197,766
Supplemental disclosures:		
Cash paid during the year for:		
Interest	$ 3,757,756	$ 5,328,737
Income taxes	386,500	339,000
Non-cash transactions		
Transfer of loans to real estate owned	$ 195,898	$ 31,036

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include Lawrence Financial Holdings, Inc. and its wholly-owned subsidiary, Lawrence Federal Savings Bank (the "Bank") and the Bank's wholly-owned subsidiary, Lawrence Financial Services Company (together, the "Company"). Intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: The Company provides financial services through its offices in Lawrence and Scioto Counties located in Southeastern Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are real estate mortgage and installment loans. Substantially all loans are secured by specific items of collateral including consumer assets and real estate. Lawrence Financial Services Company holds real property for investment purposes. Management considers the Company to operate in one segment, banking.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and status of contingencies are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash on hand and deposits with other financial institutions with original maturities of 90 days or less. Net cash flows are reported for loan and deposit transactions and short-term borrowings.

Securities: Securities are classified as available for sale as they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost. Securities are written down to fair value when a decline in fair value is not temporary. Gains and losses on sales are based on the amortized cost of the security sold. Interest and dividend income, adjusted by amortization of purchase premium or discount using the interest method, is included in earnings.

Loans: Loans are reported at principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over contractual life of the loan.

(Continued)

NOTE 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Interest on real estate and certain consumer loans is accrued over the term of the loans based on the principal balance outstanding. Where serious doubt exists as to the collectibility of a loan, the accrual of interest is discontinued. The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as adjustments to the allowance for loan losses. If these adjustments cause the allowance for loan losses to require adjustment, such adjustment is reported as an adjustment to the provision for loan losses.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is maintained. The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 120 days or more, or when it is probable that not all principal and interest amounts will be collected according to the original terms of the loan. While the factors that identify a credit for consideration for measurement of impairment or nonaccrual are similar, the measurement considerations differ. A loan is impaired when management believes it is probable that they will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is placed on nonaccrual when payments are more than 120 days past due unless the loan is adequately collateralized and in the process of collection. .

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the useful lives of the respective premises and equipment, which are primarily 30 to 50 years for premises and 5 to 10 years for furniture, fixtures and equipment. Maintenance and repairs are charged to expense as incurred and improvements that extend the useful lives of assets are capitalized.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned: Real estate properties acquired in collection of a loan are recorded at the lower of cost, which is the unpaid balance plus foreclosure costs or fair value at acquisition. Any reduction to fair value from the carrying value of the related loan is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expenses.

Income Taxes: Income tax expense is the sum of the current-year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate its carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts.

Stock-Based Compensation: Employee compensation under the stock option plan is reported if options are granted below market price at grant date. Pro forma disclosures of compensation cost of stock-based awards have been determined using the fair value method that considers the time value of the option considering the volatility of the Company's stock, expected dividend yield, and the risk-free interest rate over the expected life of the option using a Black-Scholes valuation model.

The options granted on December 31, 2001 have an exercise price of $14.45 and expire in December 2011. One-fifth of the options vested on the date of grant; the remaining options vest over four years. The fair value of options granted in 2001 was estimated using the following assumptions: Risk-free interest rate of 4.49%, expected life of 5 years, expected volatility of stock price of 27% and expected dividend yield of 1.94%. Based on these assumptions, the estimated fair value of options granted in 2001 was $3.77 per option.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following pro forma information presents net income and earnings per common share had the fair value of the options been used to measure compensation cost for the stock option plan.

	2002	2001
Reported net income	$ 606,449	$ 576,081
Pro forma impact	(38,901)	(38,901)
Pro forma net income	$ 567,548	$ 537,180
Reported basic earnings per common share	$ 0.91	$ 0.80
Pro forma impact	(0.06)	(0.06)
Pro forma basic earnings per common share	$ 0.85	$ 0.74
Reported diluted earnings per common share	$ 0.90	$ 0.80
Pro forma impact	(0.05)	(0.06)
Pro forma diluted earnings per common share	$ 0.85	$ 0.74

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered to be outstanding for this calculation unless they are unearned. Restricted stock awards are considered outstanding as they are earned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and unearned restrictive stock awards.

The weighted average number of common shares outstanding for basic and diluted earnings per share computations were as follows.

	2002	2001
Net weighted-average shares outstanding - Basic	663,893	723,074
Effect of stock options	5,436	--
Effect of non-vested stock awards	1,133	13
Weighted-average shares outstanding – Diluted	670,462	723,087

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification: Some items in the prior consolidated financial statements have been reclassified to conform to current presentation.

New Accounting Pronouncements: On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods for transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provision of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The Company currently accounts for stock-based employee compensation using the intrinsic value method of APB Opinion No. 25. These financial statements disclose stock-based employee compensation information in accordance with SFAS No. 148.

New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. The Company determined that when the new accounting standards are adopted in 2003, they would not have a material impact on the Company's financial condition or results of operations.

NOTE 2 - SECURITIES

The fair value of securities available for sale at year-end is as follows.

	Unrealized Gains	Unrealized Losses	Fair Value
2002:			
U.S. Government agencies	$ 155,967	$ --	$ 4,910,298
Mortgage backed securities	78,905	(8,873)	7,637,755
State and municipal securities	--	(2,119)	1,644,317
	$ 234,872	$ (10,992)	$ 14,192,370
2001:			
U.S. Government agencies	$ 150,729	$ (101,326)	$ 10,037,072
Trust preferred securities	5,625	(5,016)	1,008,800
	$ 156,354	$ (106,342)	$ 11,045,872

(Continued)

NOTE 2 - SECURITIES (Continued)

Contractual maturities of securities at year-end 2002 were as follows. Securities not due at a single maturity date are shown separately.

	Fair Value
Due after one year through five years	$ 2,610,719
Due after five years through ten years	2,299,579
Due after ten years	1,644,317
Mortgage backed securities	7,637,755
	$ 14,192,370

Proceeds from sales of securities were $7,610,827 and $3,782,100 for 2002 and 2001. Gross gains of $54,564 and $20,851 were recognized on those sales in 2002 and 2001.

Securities with fair value of $4,996,292 and $2,738,961 at December 31, 2002 and 2001 were pledged to secure public deposits.

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are as follows.

	December 31,	
	2002	2001
1-4 family residential mortgage loans	$ 43,967,493	$ 46,422,589
Other real estate loans	10,165,401	9,537,384
Automobile loans	18,742,226	21,476,262
Mobile home loans	15,193,054	16,903,860
Other	6,857,022	8,743,537
	94,925,196	103,083,632
Net deferred loan origination costs	2,642,650	3,166,057
Allowance for loan losses	(1,110,813)	(1,232,085)
Total	$ 96,457,033	$ 105,017,604

(Continued)

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Activity in the allowance for loan losses is as follows.

	Years Ended December 31,	
	2002	2001
Beginning balance	$ 1,232,085	$ 774,630
Provision for loan losses	927,000	692,958
Charge-offs	(1,105,773)	(249,988)
Recoveries	57,501	14,485
Ending balance	$ 1,110,813	$ 1,232,085

Impaired loans for the years ended December 31, 2002 and 2001 were not material.

	At December 31,	
	2002	2001
Accruing loans past due 90 days or more	$ 1,411,000	$ 518,000
Nonaccruing loans	531,000	752,000
Total nonperforming loans	$ 1,942,000	$ 1,270,000

In the normal course of business, the Company has made loans to certain directors, executive officers and their associates. Loan activity relating to these individuals for the year ended December 31, 2002 is as follows.

Beginning balance	$ 722,130
New loans	320,000
Repayments	(69,927)
Other changes	116,255
Ending balance	$1,088,458

Other changes represent loans applicable to the current reporting period that are excludable from the other report period, due to a change of individuals considered to be executive officers.

(Continued)

NOTE 4 - PREMISES AND EQUIPMENT

Office properties and equipment consisted of the following.

	December 31, 2002	December 31, 2001
Land	$ 1,041,609	$ 1,041,609
Buildings and improvements	3,375,251	3,266,761
Furniture and equipment	1,096,497	1,009,977
Automobile	37,749	17,288
Total cost	5,551,106	5,335,635
Accumulated depreciation	(2,210,218)	(2,020,443)
	$ 3,340,888	$ 3,315,192

NOTE 5 - DEPOSITS

Interest-bearing deposits consisted of the following.

	December 31, 2002	December 31, 2001
Passbook accounts	$ 33,710,735	$ 22,210,258
Money market and NOW accounts	14,963,336	14,113,291
Certificates of deposit	68,256,166	79,007,206
	$116,930,237	$115,330,755

Certificates of deposit of greater than $100,000 were $17,732,485 and $15,062,364 at December 31, 2002 and 2001. Deposits greater than $100,000 are not federally insured.

Maturities of certificates of deposits are as follows.

	December 31, 2002
2003	$ 42,073,080
2004	13,797,783
2005	5,581,889
2006	1,806,211
2007	919,614
Thereafter	4,077,589
	$ 68,256,166

(Continued)

NOTE 6 - FEDERAL HOME LOAN BANK (FHLB) BORROWINGS

At December 31, 2002, the Company had no FHLB borrowings. At December 31, 2001, the Company had FHLB borrowings of $2,000,000 with a fixed interest rate of 5.91% maturing December 27, 2002. At December 31, 2002, the Company had letters of credit from the FHLB totaling $10,500,000, for which $14,175,000 of eligible 1-4 family residential mortgage loans and $614,400 of FHLB stock were pledged to the FHLB to secure these letters of credit. The letters of credit are pledged by the Company to secure public deposits.

NOTE 7 - COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Some financial instruments are used to meet customer-financing needs, including commitments to make loans. These involve, to varying degrees, credit and interest-rate risks more than the amount reported in the consolidated balance sheet.

Commitments to extend credit were as follows.

	December 31,	
	2002	2001
Fixed rate	$ 696,675	$ 3,552,635
Variable rate	4,471,941	2,260,523
	$ 5,168,616	$ 5,813,158
Range of interest rates on commitments	4.25% to 6.75%	4.75% to 16.80%

Commitments to make loans are agreements to lend to a customer as long as there is no violation of any condition established in the commitment, and generally have fixed expiration dates. Exposure to credit loss if the other party does not perform is represented by the contractual amount of these items. Collateral or other security is normally not obtained for these financial instruments before their use, and many of the commitments are expected to expire without being used.

At December 31, 2002,the Company had $14,321,943 in demand deposits due from the Federal Home Loan Bank of Cincinnati.

The Company is, from time to time, involved in various lawsuits and claims that arise in the normal course of business. In the opinion of management, any liability that may result from these lawsuits and claims will not materially affect the financial position or results of operations of the Company.

(Continued)

NOTE 8 - EMPLOYEE BENEFITS

Retirement Plan: The Company sponsors a 401(k) profit sharing plan for eligible employees. Under the plan, employees who are at least 21½ years of age and have completed six months of service are eligible to participate. The Company matches each employee's contribution at a rate of 100% of employees' contributions up to 5% of gross compensation. Participants become 100% vested as to the Company's contributions after three years of service. Contributions and expense for the years ended December 31, 2002 and 2001 totaled $38,276 and $33,034.

Employee Stock Ownership Plan: Employees participate in an Employee Stock Ownership Plan (ESOP). On December 29, 2000, the ESOP borrowed $620,660 from the Company to purchase 62,066 shares of common stock at $10 per share. The Company makes discretionary contributions to the ESOP, and the ESOP uses funds it receives to repay the loan. Cash dividends paid on unallocated shares are used to reduce the accrued interest and principal payable amount of the ESOP's loan payable to the Company. ESOP shares are allocated to participants based on relative compensation and expense is recorded. Participants receive the shares at the end of employment.

Contributions to the ESOP during 2002 and 2001 were $90,373 and $90,373. Expense for 2002 and 2001 was $100,272 and $89,590.

Shares held by the ESOP at December 31, 2002 and 2001 were as follows.

	December 31,	
	2002	2001
Allocated to participants	18,608	12,400
Unearned	43,458	49,666
Total ESOP shares	62,066	62,066
Fair value of unearned shares	$ 699,674	$ 717,674

Deferred Compensation Plan: The Bank makes payments to retired directors under a plan approved by the Board of Directors. Outside directors who currently serve on the Board are also eligible for payments under deferred fee and director emeritus retirement plans approved by the Board of Directors upon retirement. In addition, there is an incentive retirement plan in place for the current President and CEO. The present value of payments expected to be provided are accrued during the service period of the covered individuals. Expenses related to the plans amounted to $44,625 and $40,322 for the years ended December 31, 2002 and 2001.

(Continued)

NOTE 8 - EMPLOYEE BENEFITS (Continued)

Stock-Based Incentive Plan: On July 5, 2001, the shareholders approved the Lawrence Financial Holdings, Inc. 2001 Stock-Based Incentive Plan (the "Plan"). The Plan authorized the granting of up to 77,582 shares of common stock as options and 31,033 shares of common stock as restricted stock awards. On December 31, 2001, the Board of Directors granted options to purchase 58,187 shares of common stock at an exercise price equal to the market value (as defined in the Plan) to certain employees, officers and directors of the Company. One-fifth of the options awarded become exercisable on each of the four anniversaries of the date of grant; the first fifth became exercisable on the grant date. The option period expires 10 years from the date of grant.

Following is a summary of stock option plan activity during 2002 and 2001.

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	58,187	$ 14.45	--	$ --
Granted	--	--	58,187	14.45
Outstanding at end of year	58,187	$ 14.45	58,187	$ 14.45
Options exercisable at year-end	23,278	$ 14.45	11,640	$ 14.45
Remaining shares available for grant as options	19,395		19,395	

At December 31, 2002, the 58,187 options outstanding had a weighted average remaining contractual life of 9 years.

Restrictive stock awards are used as a means of providing directors and certain key employees of the Company with an ownership interest in the Company in a manner designed to compensate such directors and key employees for services to the Company.

On December 31, 2001, the Board of Directors awarded 23,283 shares of restricted stock to outside directors and certain officers of the Company. No shares had been previously awarded. One-fifth of such shares are earned and nonforfeitable on each of the first four anniversaries of the date of the award; the first fifth became exercisable on the award date. 9,318 shares have vested at December 31, 2002. In the event of the death or disability of a participant or a change in control of the Company, however, the participant's shares will be

(Continued)

NOTE 8 - EMPLOYEE BENEFITS (Continued)

deemed earned and nonforfeitable upon such date. At December 31, 2002, there were 7,750 shares reserved for future awards. Compensation expense related to restrictive shares awards is based upon the cost of the shares, which approximates fair value at the date of grant. The compensation expense totaled $69,876 and $67,381 for the years ended December 31, 2002 and 2001, respectively.

NOTE 9 - INCOME TAXES

An analysis of the provision for income tax is as follows.

	December 31,	
	2002	2001
Current	$ 272,215	$ 434,368
Deferred	(2,252)	(198,886)
	$ 269,963	$ 235,482

The sources of gross deferred tax assets and liabilities are as follows.

	December 31,	
	2002	2001
Total deferred tax assets		
Allowance for loan losses	$ 367,933	$ 418,909
Deferred compensation	164,608	116,766
Accrued ESOP	22,898	--
Accrued restrictive stock awards	408	--
Total deferred tax liabilities		
FHLB stock dividends	(128,138)	(118,822)
Deferred loan fees/cost	(24,142)	(30,325)
Net unrealized gain on securities available for sale	(76,119)	(17,004)
Accrued ESOP	--	(1,947)
Depreciation	(27,710)	(10,976)
Net deferred tax asset	$ 299,738	$ 356,601

The bank has sufficient taxes paid in current and prior years to warrant recording the full deferred tax asset without a valuation allowance.

(Continued)

NOTE 9 - INCOME TAXES (Continued)

Total federal income tax expense differs from the expected amounts computed by applying the statutory federal tax rate of 34% to income before taxes. The reasons for this difference are as follows.

	Years Ended December 31,			
	2002		2001	
	Amount	Rate	Amount	Rate
Tax expense at statutory rate	$ 297,980	34.0%	$ 275,932	34.0%
Net earnings of insurance contracts	(53,212)	(6.1)	(35,682)	(4.4)
Tax-exempt interest income	(17,937)	(2.0)	(12,777)	(1.6)
Other	43,132	4.9	8,009	1.0
Tax expense at effective rate	$ 269,963	30.8%	$ 235,482	29.0%

Retained earnings at December 31, 2002 and 2001 include $1,493,442 for both years for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, the amount used will be added to future taxable income. The unrecorded deferred tax liability on the above amount at December 31, 2002 and 2001 was $507,770 for both years.

NOTE 10 - REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions that, if undertaken, could have a direct material affect on the Bank's financial statements. Under capital adequacy guidelines and regulatory framework for prompt-corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by regulators about the Bank's components, risk weightings and other factors. At December 31, 2002 and 2001, management believes the Bank complies with all regulatory capital requirements. Based on the Bank's computed regulatory capital ratios, the Bank was considered well capitalized under Section 38 of the Federal Deposit Insurance Act as of its last regulatory exam. Management is unaware of any events or circumstances that would change the Bank's classification since that time.

(Continued)

NOTE 10 - REGULATORY CAPITAL REQUIREMENTS (Continued)

The Bank's actual capital levels and minimum required levels were as follows.

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002:						
Total capital (to risk-weighted assets)	$ 13,806	15.19%	$ 7,271	8.0%	$ 9,089	10.0%
Tier 1 (core) capital (to risk-weighted assets)	$ 12,976	14.28%	$ 3,635	4.0%	$ 5,452	6.0%
Tier 1 (core) capital (to adjusted total assets)	$ 12,976	9.67%	$ 5,368	4.0%	$ 6,709	5.0%
December 31, 2001:						
Total capital (to risk-weighted assets)	$ 14,467	14.58%	$ 7,936	8.0%	$ 9,921	10.0%
Tier 1 (core) capital (to risk-weighted assets)	$ 13,212	13.32%	$ 3,968	4.0%	$ 5,952	6.0%
Tier 1 (core) capital (to adjusted total assets)	$ 13,212	9.82%	$ 5,381	4.0%	$ 6,726	5.0%

Regulations of the Office of Thrift Supervision (OTS) limit the amount of cash dividends, repurchase of common stock and other capital distributions that may be paid by a bank without prior approval of the OTS. The regulatory restriction provides that the Bank may make a capital distribution without notifying the OTS or applying to the OTS for approval provided that (1) the total amount of all capital at the institution (including the proposed capital distribution) for the applicable calendar year does not exceed the institution's net income for that year to date plus the institution's retained net income for the preceding two years; (2) the institution will be well capitalized following the proposed capital distributions; and, (3) certain other conditions are met.

(Continued)

NOTE 10 - REGULATORY CAPITAL REQUIREMENTS (Continued)

In addition to the restriction described above, the Bank may not declare or pay cash dividends or repurchase any of its shares of common stock if the effect thereof would reduce the Bank's capital level below the aggregate balance required for the liquidation account, which was established at the time of the Bank's conversion from a federal mutual savings bank to a federal stock savings bank, which was consummated on December 28, 2000. The liquidation account was established in an amount equal to the Bank's total net worth as of the latest statement of financial condition appearing in the final prospectus ($8,336,785 at September 30, 2000). The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent the eligible depositors have reduced their qualifying deposits. Subsequent increases in an eligible depositor's deposit account will not restore such person's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualified balances for accounts then held.

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Estimated fair values and the related carrying values of the Company's financial instruments at yearend are as follows.

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets				
Cash and cash equivalents	$ 16,320,500	$ 16,320,000	$ 12,197,766	$ 12,198,000
Securities available for sale	14,192,370	14,192,000	11,045,872	11,046,000
Loans, net	96,457,033	99,378,000	105,017,604	108,495,000
Federal Home Loan Bank stock	614,400	614,000	587,000	587,000
Accrued interest receivable	685,755	686,000	797,483	797,000
Financial liabilities				
Deposits	(118,926,155)	(119,527,000)	(116,795,884)	(117,722,000)
Federal Home Loan Bank advances	--	--	(2,000,000)	(2,066,000)
Accrued interest payable	(8,355)	(8,000)	(18,077)	(18,000)

(Continued)

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

For purposes of the above disclosures of estimated fair values, certain assumptions were used. The carrying value for cash and cash equivalents, accrued interest receivable, Federal Home Loan Bank stock and accrued interest payable are considered to approximate fair value. The estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at December 31, 2002 and 2001, applied for an estimated time period until the loan is assumed to reprice or to be paid. The estimated fair value for demand deposits, savings deposits and the variable-rate line of credit from Federal Home Loan Bank is based on their carrying value. The estimated fair value for time deposits and fixed-rate advances from Federal Home Loan Bank is based on estimates of the rate the Bank would pay on such deposits or borrowings at December 31, 2002 and 2001, applied for the time period until maturity. The estimated fair value for other financial instruments and off-balance-sheet loan commitments approximate cost at December 31, 2002 and 2001 and are not considered significant to this presentation. While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, were the Company to have disposed of such items at December 31, 2002 and 2001, the estimated fair values would necessarily have been realized at that date, since market values may differ depending on various circumstances. The estimates of fair values at December 31, 2002 and 2001 should not necessarily be considered to apply at subsequent dates. In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment and life insurance contracts. Also, nonfinancial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

(Continued)

NOTE 12 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

Presented below are condensed financial statements for the parent company, Lawrence Financial Holdings, Inc.

CONDENSED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 695,665	$ 2,052,022
Investment in subsidiary	13,123,120	13,244,985
Loans receivable from ESOP	447,199	490,933
Dividends receivable from subsidiary	515,000	--
Deferred tax asset	59,037	48,130
Total assets	$ 14,840,021	$15,836,070
Liabilities		
Accrued expenses and other liabilities	$ 51,230	$ 57,772
Shareholders' equity	14,788,791	15,778,298
Total liabilities and shareholders' equity	$ 14,840,021	$ 15,836,070

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2002 and 2001

	2002	2001
Interest income	$ 58,601	$ 96,033
Dividends from subsidiary bank	533,000	540,000
Income before income taxes and equity in undistributed earnings of subsidiary bank	591,601	636,033
Equity in undistributed earnings of subsidiary bank	177,911	125,725
Total income	769,512	761,758
Non-interest expense	216,877	231,857
Income before income taxes	552,635	529,901
Income tax benefit	53,814	46,180
Net Income	$ 606,449	$ 576,081

(Continued)

NOTE 12 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 606,449	$ 576,081
Adjustments to reconcile net income to net cash from operating activities		
Equity in undistributed earnings of subsidiary bank	(710,911)	(665,725)
Dividend received	533,000	540,000
Restrictive stock award expense	69,876	67,381
Net change in accrued expenses and other liabilities	(17,648)	(684,628)
Net cash from operating activities	480,766	(166,891)
Cash flows from investing activities		
Repayment on loan receivable from ESOP	43,734	39,940
Net cash from investing activities	43,734	39,940
Cash flows from financing activities		
Payment of dividends	(197,257)	(54,308)
Purchase of treasury stock	(1,683,600)	--
Net cash from financing activities	(1,880,857)	(54,308)
Net change in cash and cash equivalents	(1,356,357)	(181,259)
Cash and cash equivalents at beginning of period	2,052,022	2,233,281
Cash and cash equivalents at end of period	$ 695,665	$ 2,052,022

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 10).

Lawrence Financial Holdings, Inc.

Directors

Charles E. Austin, II
EVP and General Manager
Mid-Ohio Pipeline Company, Inc.

Jack L. Blair
President and
Chief Executive Officer
Lawrence Financial Holdings, Inc.

Tracy E. Brammer, Jr., Chairman
President and Funeral Director
Tracy Brammer Funeral Home, Inc.

Herbert J. Karlet
Senior Vice President for Finance
Marshall University

Phillip O. McMahon
Owner
General dentistry practice

Robert N. Taylor
Owner
Taylor Farm

Officers

Jack L. Blair
President and Chief Executive Officer

Mary C. Kratzenberg
Secretary and Treasurer

RobRoy Walters
Executive Vice President and CFO

Aaron J. Heighton, CPA
Internal Auditor

Lawrence Federal Savings Bank

Directors

Charles E. Austin, II
EVP and General Manager
Mid-Ohio Pipeline Company, Inc.

Jack L. Blair
President and
Chief Executive Officer
Lawrence Financial Holdings, Inc.

Tracy E. Brammer, Jr., Chairman
President and Funeral Director
Tracy Brammer Funeral Home, Inc.

Herbert J. Karlet
Senior Vice President for Finance
Marshall University

Phillip O. McMahon
Owner
General dentistry practice

Robert N. Taylor
Owner
Taylor Farm

Officers

Jack L. Blair
President and Chief Executive Officer

RobRoy Walters
Executive Vice President and CFO

Mary C. Kratzenberg
Secretary and Treasurer

Mark R. Potter
Vice President

Joseph W. Martin
Vice President

Carey B. Dunfee
Controller

Connie S. Cox
Assistant Controller

Aaron J. Heighton, CPA
Internal Auditor

Lawrence Federal Savings Bank

Office Locations

311 South Fifth Street
Ironton, Ohio 45638
(740) 532-0263

Mary C. Kratzenberg
Manager

401 Second Avenue
Chesapeake, Ohio 45619
(740) 867-3121

Brent Sias
Manager

404 Solida Road
South Point, Ohio 45680
(740) 377-2737

Sheila Smith
Manager

7510 State Route 7
Proctorville, Ohio 45669
(740) 886-9171

Paula Reynolds
Manager

9000 Ohio River Road
Wheelersburg, Ohio 45694
(740) 574-0072

Joyce Belford
Manager

Corporate Information

Corporate Headquarters:
311 South Fifth Street
Ironton, Ohio 45638
(740) 532-0263

General Stockholder Inquiries:
Lawrence Financial Holdings, Inc.
RobRoy Walters
Executive Vice President and CFO
311 South Fifth Street
Ironton, Ohio 45638
(740) 532-0263
rwalters@zoomnet.net

Independent Auditors:
Crowe, Chizek and Company, LLP
One Columbus
10 West Broad Street
Columbus, OH 43215

General Counsel:
Anderson & Anderson
408 Park Avenue
Ironton, Ohio 45638

Special Counsel:
Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Stock Listing:
OTCBB Symbol: LWFH

Stock Transfer Agent, Registrar:
Computershare Trust Company, Inc.
12039 West Alameda Parkway
Suite Z - 2
Lakewood, CO 80228
(303) 986-5400


Lawrence
Financial
Holdings, Incorporated

311 South Fifth Street
Ironton, OH 45638